

2022 Annual Report

uscellular.com

CORPORATE SOCIAL RESPONSIBILITY

UScellular® is focused on addressing gaps in STEM (Science, Technology, Engineering, and Mathematics) education. We are connecting tomorrow's innovators with the resources they need today to help shape their future opportunities. Through partnerships with nonprofit organizations, original research, and associate volunteerism, we're addressing the digital divide and providing critical resources in local communities.

Since 2009, UScellular has invested nearly $23 million in monetary donations, resources, and countless experiences to nonprofit organizations across the country.

We are building better communities in three ways:

K-12 STEM Education

We know that STEM education and technology go hand-in-hand. That's why we invest our time, talent, and resources in helping ensure K-12 youth have equitable opportunities to pursue successful careers in STEM. For more than a decade, partnerships with organizations like Boys & Girls Club of America have provided students with resources, access, mentorship, and hands-on STEM education to ensure they have the important tools to reach their full potential.





Supporting Associate Passions and Volunteerism

Our associates love to give back. It is part of who we are and how we are Building Better Communities. We recognize their commitment and the impact they are making, which is why we offer a variety of programs such as personal donation matching, Cause Cards rewards, and Dollars For Doers to support the causes they care passionately about in local communities. We also provide associates with ways to use their unique skills to help nonprofits solve their challenges through skills-based volunteerism opportunities.

After School Access Project

After School Access Project is a program that provides free mobile hotspots and service to nonprofits that support youth after the school day has ended and provides safe internet access for homework and education. Since 2021, UScellular has donated more than 10,000 hotspots and service to nonprofits working with youth. In 2023, UScellular has extended its commitment by pledging to donate up to $13 million in hotspots and service to help up to 50,000 youth connect to reliable internet in our markets.



DEAR SHAREHOLDERS,

At UScellular, our purpose is and always has been to keep customers connected to the people and places that matter most. As we begin our 40th year, we are committed to advancing that mission while achieving long-term sustainability by focusing on our customers and the network experiences we provide them.

The wireless industry remains as competitive as ever, and in 2022, our subscriber results were challenged by extensive competition. We were intensely focused on navigating through and changing our growth trajectory. We took several bold actions to support our customers, which include committing to not increasing the price of rate plans through at least 2024, offering generous device promotions for both new and current customers, and launching flat rate pricing.

In 2023, we will continue to prioritize our efforts to stabilize our customer base. Despite the competitive wireless environment, UScellular had one of the highest ARPU growth rates in the industry last year, a notable achievement of which we are very proud and evidence of how much our customers value the services and products we provide.

Two of our growth investment areas, fixed wireless and our tower portfolio, saw double-digit increases in gross additions and revenues, respectively. We also made significant progress on our multi-year network modernization program and nationwide rollout of 5G, which now covers portions of substantially all our markets.

In 2023, our plan to win continues to be supported by a strategy to drive revenue growth and increase return on capital over time. That strategy will be achieved through the following priorities:

Focus on Growth
UScellular is focused on generating momentum in several areas of the business. Through effective pricing strategies, a strong value proposition, and customer lifecycle management, we will look to grow our postpaid and prepaid businesses.

We will continue to emphasize and raise awareness of our high-speed internet products as we roll out 5G fixed wireless access to more communities and grow our existing 4G LTE product. As opportunities for Internet of Things (IoT) and emerging technologies begin to materialize, we will focus on revenue growth with business and government customers.

We further strengthened our tower tenancy rate and revenue growth in 2022, as it remains a key strategic asset and area of opportunity. We are concentrating on driving additional tower revenue growth in 2023.

Lastly, we will seek to provide an enhanced digital experience to unlock efficiencies and to allow us to be more agile in reaching our customers while promoting greater brand awareness across our markets.

Advance the Network

Our investments in 5G will continue in 2023 as we will further modernize and enhance our outstanding network. We will focus on the build-out of our mid-band spectrum and plan to rollout mid-band service to portions of our network when the spectrum is cleared in late 2023. As part of our ongoing government advocacy activities, we will advocate for and optimize participation in funding opportunities through the Infrastructure Investment and Jobs Act (IIJA).

Invest in our People and Culture

At UScellular, our culture is focused on delivering exceptional outcomes for everyone, including our people. Beyond the foundation of providing competitive benefits offerings, fair and equitable wages, and a safe place to work; we are creating an environment where associates feel engaged, included, and a sense of belonging. Our strong culture survey results underscore our achievements in this area.

In 2023, we will pursue our diversity, equity, and inclusion vision as we further integrate DE&I into our people processes.

Improve Return on Capital

To improve return on capital, we will maintain financial discipline while focusing on revenue growth. We have a multi-year cost optimization program in place to seek and realize efficiencies in both operating costs and capital expenditures.

Bridge the Digital Divide

UScellular was built on the foundation of bringing connectivity to the underserved. We continuously advocate for support from regulators in the industry, and we will aggressively pursue additional state and local funding in 2023.

In 2023, we're extending our commitment to close the connectivity gap with up to $13 million in new funding to provide hotspots and service for youth through our After School Access Project. Since 2021, we have donated more than 9,000 hotspots to approximately 100 youth-serving nonprofits across UScellular's footprint.

Thank You

We are grateful to the associates of UScellular for their dedication and innovation in providing outstanding services, products, and experiences to our customers. Thank you also to our shareholders and debt holders for your support of our long-term strategies.

Sincerely,

Laurent Therivel
President and
Chief Executive Officer

LeRoy T. Carlson, Jr.
Chair

United States Cellular Corporation

Index	Page No.
Management's Discussions and Analysis of Financial Condition and Results of Operations	1
Executive Overview	1
Terms used by UScellular	4
Operational Overview	5
Financial Overview	6
Liquidity and Capital Resources	9
Consolidated Cash Flow Analysis	13
Consolidated Balance Sheet Analysis	14
Application of Critical Accounting Policies and Estimates	15
Regulatory Matters	16
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	17
Market Risk	19
Supplemental Information Relating to Non-GAAP Financial Measures	20
Financial Statements	22
Consolidated Statement of Operations	22
Consolidated Statement of Cash Flows	23
Consolidated Balance Sheet – Assets	24
Consolidated Balance Sheet – Liabilities and Equity	25
Consolidated Statement of Changes in Equity	26
Notes to Consolidated Financial Statements	29
Reports of Management	54
Report of Independent Registered Public Accounting Firm	55
Shareholder Information	57



**United States Cellular Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations**

Executive Overview

The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of United States Cellular Corporation (UScellular) for the year ended December 31, 2022, and with the description of UScellular's business included herein. Certain numbers included herein are rounded to millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

This report contains statements that are not based on historical facts, including the words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects" and similar expressions. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements. See Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement for additional information.

UScellular uses certain "non-GAAP financial measures" and each such measure is identified in the MD&A. A discussion of the reason UScellular determines these metrics to be useful and reconciliations of these measures to their most directly comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) are included in the Supplemental Information Relating to Non-GAAP Financial Measures section within the MD&A of this Form 10-K Report.

The following MD&A omits discussion of 2021 compared to 2020. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in UScellular's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 17, 2022, for that discussion.

General

UScellular owns, operates, and invests in wireless markets throughout the United States. UScellular is an 84%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

OPERATIONS


UScellular headquarters, Chicago, IL
UScellular operations

- Serves customers with 4.7 million retail connections including 4.2 million postpaid and 0.5 million prepaid connections
- Operates in 21 states
- Employs approximately 4,900 associates
- 4,336 owned towers
- 6,945 cell sites in service

UScellular Mission and Strategy

UScellular's mission is to connect its customers to what matters most to them. This includes providing exceptional wireless communication services which enhance consumers' lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the markets UScellular serves.

UScellular's strategy is to attract and retain customers by providing a high-quality network, outstanding customer service, and competitive devices, plans and pricing - all provided with a community focus. Strategic efforts include:

- UScellular offers economical and competitively priced service plans and devices to its customers and is focused on increasing revenues from sales of related products such as device protection plans and from new services such as fixed wireless home internet. In addition, UScellular is focused on increasing revenues from prepaid plans, tower rent revenues and expanding its solutions available to business and government customers.

- UScellular continues to enhance its network capabilities, including by deploying 5G technology. 5G technology helps address customers' growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency. UScellular's 5G deployment is initially focused on mobility services using its low band spectrum. UScellular has acquired high-band and mid-band spectrum, deployed high-band spectrum on a limited basis, and will further deploy high-band and mid-band in the future to further enable the delivery of 5G services. UScellular has launched 5G services in portions of substantially all of its markets and will continue to expand to additional areas in the coming years.

- UScellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, UScellular actively seeks attractive opportunities to acquire wireless spectrum, including pursuant to FCC auctions.

Terms Used by UScellular

The following is a list of definitions of certain industry terms that are used throughout this document:

- **4G LTE** – fourth generation Long-Term Evolution, which is a wireless technology that enables more network capacity for more data per user as well as faster access to data compared to third generation (3G) technology.
- **5G** – fifth generation wireless technology that helps address customers' growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency.
- **Account** – represents an individual or business financially responsible for one or multiple associated connections. An account may include a variety of types of connections such as handsets and connected devices.
- **Auctions 105, 107, 108 and 110** – Auction 105 was an FCC auction of 3.5 GHz wireless spectrum licenses that started in July 2020 and concluded in September 2020. Auction 107 was an FCC auction of 3.7-3.98 GHz wireless spectrum licenses that started in December 2020 and concluded in February 2021. Auction 110 was an FCC auction of 3.45-3.55 GHz wireless spectrum licenses that started in October 2021 and concluded in January 2022. Auction 108 is an FCC auction of 2.5 GHz wireless spectrum licenses that started in July 2022 and concluded in August 2022.
- **Churn Rate** – represents the percentage of the connections that disconnect service each month. These rates represent the average monthly churn rate for each respective period.
- **Connected Devices** – non-handset devices that connect directly to the UScellular network. Connected devices include products such as tablets, wearables, modems, and hotspots.
- **Coronavirus Aid, Relief, and Economic Security (CARES) Act** – economic relief package signed into law on March 27, 2020 to address the public health and economic impacts of COVID-19, including a variety of tax provisions.
- **EBITDA** – refers to earnings before interest, taxes, depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted EBITDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Eligible Telecommunications Carrier (ETC)** – designation by states for providing specified services in "high cost" areas which enables participation in universal service support mechanisms.
- **Free Cash Flow** – non-GAAP metric defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and less Cash paid for software license agreements. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Gross Additions** – represents the total number of new connections added during the period, without regard to connections that were terminated during that period.
- **Net Additions (Losses)** – represents the total number of new connections added during the period, net of connections that were terminated during that period.
- **OIBDA** – refers to operating income before depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted OIBDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Postpaid Average Revenue per Account (Postpaid ARPA)** – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid accounts and by the number of months in the period.
- **Postpaid Average Revenue per User (Postpaid ARPU)** – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid connections and by the number of months in the period.
- **Retail Connections** – individual lines of service associated with each device activated by a postpaid or prepaid customer. Connections are associated with all types of devices that connect directly to the UScellular network.
- **Universal Service Fund (USF)** – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
- **VoLTE** – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

Retail Connections Composition
As of December 31, 2022



As of December 31,	2022	2021
Retail Connections – End of Period		
Postpaid	**4,247,000**	4,380,000
Prepaid	**493,000**	513,000
Total	**4,740,000**	4,893,000

■ Postpaid　■ Prepaid

Year Ended December 31,	2022	2021	2022 vs. 2021
Postpaid Activity and Churn			
Gross Additions			
Handsets	**397,000**	434,000	(9)%
Connected Devices	**162,000**	159,000	2 %
Total Gross Additions	**559,000**	593,000	(6)%
Net Additions (Losses)			
Handsets	**(110,000)**	(11,000)	N/M
Connected Devices	**(23,000)**	(21,000)	(10)%
Total Net Additions (Losses)	**(133,000)**	(32,000)	N/M
Churn			
Handsets	**1.12 %**	0.96 %	
Connected Devices	**2.95 %**	2.72 %	
Total Churn	**1.34 %**	1.18 %	

N/M - Percentage change not meaningful

Total postpaid handset net losses increased in 2022 due to lower gross additions and higher defections resulting from aggressive industry-wide competition and an increase in non-pay customers.

Total postpaid connected device net losses in 2022 were largely in-line with prior year, as lower demand for connected watches and tablets were offset by an increase in home internet net additions.

Postpaid Revenue

Year Ended December 31,	2022	2021	2022 vs. 2021
Average Revenue Per User (ARPU)	$ **50.14**	$ 48.03	4%
Average Revenue Per Account (ARPA)	$ **130.39**	$ 125.92	4%

Postpaid ARPU and Postpaid ARPA increased in 2022, due primarily to (i) favorable plan and product offering mix, (ii) an increase in cost recovery surcharges and (iii) an increase in device protection plan revenues. These increases were partially offset by an increase in promotional discounts. The higher ARPU plan mix in 2022 relative to 2021 was partially driven by device promotions that included requirements for customers to adopt higher rate plans that offer enhanced services and features. UScellular expects the future growth rate of Postpaid ARPU and Postpaid ARPA to decline relative to the growth rate experienced in 2022 due to the impact of pricing and promotions in the continued highly competitive wireless services environment.

2021 Postpaid ARPU and ARPA amounts exclude $9 million of postpaid revenue related to an out-of-period error recorded in the third quarter of 2021. See Note 2 — Revenue Recognition in the Notes to Consolidated Financial Statements for additional information.

Financial Overview

Year Ended December 31,	2022	2021	2022 vs. 2021
(Dollars in millions)			
Retail service[1]	$ 2,793	$ 2,757	1 %
Inbound roaming	67	110	(39)%
Other[1]	265	248	7 %
Service revenues	3,125	3,115	—
Equipment sales	1,044	1,007	4 %
Total operating revenues	4,169	4,122	1 %
System operations (excluding Depreciation, amortization and accretion reported below)	755	790	(4)%
Cost of equipment sold	1,216	1,118	9 %
Selling, general and administrative	1,408	1,345	5 %
Depreciation, amortization and accretion	700	678	3 %
Loss on impairment of licenses	3	—	N/M
(Gain) loss on asset disposals, net	19	23	(18)%
(Gain) loss on sale of business and other exit costs, net	(1)	(2)	52 %
Total operating expenses	4,100	3,952	4 %
Operating income	$ 69	$ 170	(59)%
Net income	$ 35	$ 160	(78)%
Adjusted OIBDA (Non-GAAP)[2]	$ 790	$ 869	(9)%
Adjusted EBITDA (Non-GAAP)[2]	$ 956	$ 1,054	(9)%
Capital expenditures[3]	$ 717	$ 780	(8)%

N/M - Percentage change not meaningful

[1] For 2021, amounts have been adjusted to reclassify $8 million of Internet of Things (IoT) and Reseller revenues from Retail service to Other service.

[2] Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[3] Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.



Operating Revenues
(Dollars in millions)

Service revenues consist of:

- Retail Service – Postpaid and prepaid charges for voice, data and value-added services and cost recovery surcharges

- Inbound Roaming – Consideration from other wireless carriers whose customers use UScellular's wireless systems when roaming

- Other Service – Amounts received from the Federal USF, tower rental revenues, miscellaneous other service revenues and Internet of Things (IoT)

Equipment revenues consist of:

- Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

Total operating revenues

Retail service revenues increased in 2022 primarily as a result of an increase in Postpaid ARPU, partially offset by a decrease in average postpaid connections, as well as a $9 million out-of-period error that increased revenue recognized in 2021. See Note 2 - Revenue Recognition in the Notes to Consolidated Financial Statements for additional information.

Inbound roaming revenues decreased in 2022, primarily driven by lower data revenues resulting from lower rates and lower usage. UScellular expects inbound roaming revenue to continue to decline during 2023 relative to prior year levels.

Other service revenues increased in 2022, resulting from increases in tower rental revenues, miscellaneous revenues, and IoT revenues.

Equipment sales revenues increased in 2022, due primarily to increased customer upgrades driven by more promotional activity, combined with a higher average price of new smartphone sales.

In recent periods, wireless service providers have increased promotional aggressiveness to attract new customers and retain existing customers. This has included both traditional carriers and cable companies operating through mobile virtual network operators (MVNOs). This increased aggressiveness has contributed to the loss of 133,000 postpaid connections in 2022. It has also led to increased promotional spending, which negatively impacts both Equipment revenues and Retail service revenues. UScellular expects promotional aggressiveness by its competitors to continue during 2023. Operating revenues and Operating income may be negatively impacted by the competitive need to continue to offer significant promotional discounts and lower priced plan offerings to new and existing customers.

System operations expenses

System operations expenses decreased in 2022, due primarily to decreases in roaming and customer usage expenses, partially offset by an increase in maintenance, utility, and cell site expenses. The decrease in roaming expense was driven by a decrease in roaming rates partially offset by an increase in usage.

Cost of equipment sold

Cost of equipment sold increased in 2022, due primarily to increased customer upgrades driven by more promotional activity, combined with higher average cost per unit sold.

Selling, general and administrative expenses

Selling, general and administrative expenses increased in 2022, due primarily to increases in bad debts expense partially offset by a decrease in advertising expense.

Bad debts expense increased $76 million in 2022 as customer payment behavior and the corresponding rate of involuntary churn returned to pre-COVID-19 pandemic trends in 2022. Involuntary churn had been favorable in the prior year due to the impacts of the pandemic which included government stimulus payments and higher consumer savings rates. In addition, customers have purchased higher priced devices in recent periods, which has resulted in higher write-off amounts per uncollectible account in 2022 relative to 2021.

Components of Other Income (Expense)

Year Ended December 31,	2022		2021	2022 vs. 2021
(Dollars in millions)				
Operating income	$	**69**	$ 170	(59)%
Equity in earnings of unconsolidated entities		**158**	179	(12)%
Interest and dividend income		**8**	6	35 %
Interest expense		**(163)**	(175)	7 %
Total investment and other income		**3**	10	(73)%
Income before income taxes		**72**	180	(60)%
Income tax expense		**37**	20	79 %
Net income		**35**	160	(78)%
Less: Net income attributable to noncontrolling interests, net of tax		**5**	5	(3)%
Net income attributable to UScellular shareholders	$	**30**	$ 155	(81)%

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents UScellular's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. UScellular's investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed pre-tax income of $65 million and $82 million for 2022 and 2021, respectively. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense decreased in 2022 due primarily to $31 million of unamortized debt issuance costs written off during 2021 related to the redemption of Senior Notes. This was partially offset by an increase in interest expense due to additional borrowings and interest rate increases.

Income tax expense

Income tax expense increased in 2022 due primarily to the 2021 reduction of tax accruals resulting from expiration of state statutes of limitations of prior tax years, which did not recur in 2022. This was partially offset by the tax effect of the decrease in Income before income taxes.

In early 2022, UScellular received an income tax refund of $123 million related to the 2020 net operating loss carryback enabled by the CARES Act.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources

Sources of Liquidity

UScellular operates a capital-intensive business. In the past, UScellular's existing cash and investment balances, funds available under its financing agreements, and cash flows from operating and certain investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for UScellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions, primarily of wireless spectrum licenses. There is no assurance that this will be the case in the future. See Market Risk for additional information regarding maturities of long-term debt.

UScellular has incurred negative free cash flow at times in the past and this could occur in the future. However, UScellular believes that existing cash and investment balances, funds available under its financing agreements and expected cash flows from operating and investing activities will provide sufficient liquidity for UScellular to meet its normal day-to-day operating needs and debt service requirements for the next several years. UScellular will continue to monitor the rapidly changing business and market conditions and plans to take appropriate actions, as necessary, to meet its liquidity needs.

UScellular may require substantial additional capital for, among other uses, funding day-to-day operating needs including working capital, acquisitions of providers of wireless telecommunications services, wireless spectrum license acquisitions, capital expenditures, agreements to purchase goods or services, leases, debt service requirements, repurchases of shares, or making additional investments. It may be necessary from time to time to increase the size of the existing credit facilities, to amend existing or put in place new credit agreements, or to obtain other forms of financing in order to fund potential expenditures.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The primary objective of UScellular's Cash and cash equivalents investment activities is to preserve principal.



Cash and Cash Equivalents
(Dollars in millions)

The majority of UScellular's Cash and cash equivalents are held in bank deposit accounts and in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies. Refer to the Consolidated Cash Flow Analysis for additional information related to changes in Cash and cash equivalents.

In addition to Cash and cash equivalents, UScellular had undrawn borrowing capacity from the following debt facilities at December 31, 2022. See the Financing section below for further details.

(Dollars in millions)		
Revolving Credit Agreement	$	300
Receivables Securitization Agreement		175
Repurchase Agreement		140
Total undrawn borrowing capacity	$	615

Financing

Revolving Credit Agreement

UScellular has an unsecured revolving credit agreement with a maximum borrowing capacity of $300 million. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in July 2026. During 2022, UScellular borrowed and repaid $75 million under its revolving credit agreement. As of December 31, 2022, there were no outstanding borrowings under the revolving credit agreement, and UScellular's unused borrowing capacity was $300 million.

Term Loan Agreements

UScellular has term loan agreements with maximum borrowing capacities of $800 million. The maturity dates for the term loan agreements range from July 2026 to July 2031. During 2022, UScellular borrowed an incremental $500 million under its term loan credit agreements. As of December 31, 2022, UScellular has borrowed the full amount available under the agreements and the outstanding borrowings were $796 million.

Export Credit Financing Agreement

In December 2021, UScellular entered into a $150 million term loan credit facility with Export Development Canada to finance (or refinance) imported equipment, including equipment purchased prior to entering the term loan credit facility agreement. During 2022, UScellular borrowed $150 million, which is the full amount available under the agreement and is due in January 2027.

Receivables Securitization Agreement

UScellular, through its subsidiaries, has a receivables securitization agreement to permit securitized borrowings using its equipment installment plan receivables. In March 2022, UScellular amended the agreement to extend the maturity date to March 2024. Amounts under the agreement may be borrowed, repaid and reborrowed from time to time until the maturity date. During 2022, UScellular repaid $250 million and borrowed $75 million under the agreement. As of December 31, 2022, the outstanding borrowings under the agreement were $275 million and the unused borrowing capacity was $175 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement.

In February 2023, UScellular borrowed $25 million under the receivables securitization agreement.

Repurchase Agreement

In January 2022, UScellular, through a subsidiary (the repo subsidiary), entered into a repurchase agreement to borrow up to $200 million, subject to the availability of eligible equipment installment plan receivables and the agreement of the lender. The transaction is accounted for as a one-month secured borrowing. During 2022, the repo subsidiary borrowed $110 million and repaid $50 million under the repurchase agreement. As of December 31, 2022, the outstanding borrowings under the agreement were $60 million and the unused borrowing capacity was $140 million.

In January 2023, UScellular amended the repurchase agreement to extend the expiration date to January 2024. The outstanding borrowings will bear interest at a rate of the lender's cost of funds (which has historically tracked closely to SOFR) plus 1.35%. There were no significant changes to other terms of the repurchase agreement.

Financial Covenants

The revolving credit agreement, term loan agreements, export credit financing agreement and receivables securitization agreement require UScellular to comply with certain affirmative and negative covenants, which include certain financial covenants. In particular, under these agreements, UScellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. UScellular also is required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 as of the end of any fiscal quarter. UScellular believes that it was in compliance as of December 31, 2022 with all such financial covenants.

Other Long-Term Financing

UScellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities, preferred shares and depositary shares. The proceeds from any such issuance may be used for general corporate purposes, including the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The UScellular shelf registration statement permits UScellular to issue at any time and from time to time senior or subordinated debt securities, preferred shares and depositary shares in one or more offerings, up to the amount registered, which is currently $1 billion. The ability of UScellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

UScellular believes that it was in compliance as of December 31, 2022, with all covenants and other requirements set forth in the UScellular long-term debt indentures. UScellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to UScellular's Long-term debt.

UScellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit agreement, senior term loan agreement, receivables securitization and export credit financing agreements, Senior Notes and other long-term financing.

Credit Ratings

In certain circumstances, UScellular's interest cost on its various agreements may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. UScellular's agreements do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating. However, a downgrade in UScellular's credit rating could adversely affect its ability to renew the agreements or obtain access to other credit agreements in the future.

UScellular is rated as a sub-investment grade issuer. The UScellular issuer credit ratings as of December 31, 2022, and the dates such ratings were re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (re-affirmed October 2022)	Ba1	stable outlook
Standard & Poor's (re-affirmed October 2022)	BB	stable outlook
Fitch Ratings (re-affirmed February 2022)	BB+	stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2023 and beyond and to highlight the spending incurred in current and prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

UScellular makes substantial investments to acquire, construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 5G and VoLTE technology) have required substantial investments in potentially revenue-enhancing and cost-saving upgrades of UScellular's networks to remain competitive; this is expected to continue in 2023 and future years with the continued deployment of 5G technology.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures; excludes wireless spectrum license additions), which include the effects of accruals and capitalized interest, in 2022 and 2021, were as follows:



Capital Expenditures
(Dollars in millions)

In 2022, UScellular's capital expenditures were used for the following purposes:

- Continue network modernization and 5G deployment;
- Enhance and maintain UScellular's network coverage, including providing additional speed and capacity to accommodate increased data usage by current customers; and
- Invest in information technology to support existing and new services and products.

UScellular's capital expenditures for 2023 are expected to be between $600 million and $700 million. These expenditures are expected to be used for similar purposes as those listed above.

Macroeconomic factors may impact the acquisition or cost of products and materials as well as contribute to internal and external labor shortages.

UScellular intends to finance its capital expenditures for 2023 using primarily Cash flows from operating activities, existing cash balances and, as required, additional debt financing from its existing agreements and/or other forms of financing.

Acquisitions, Divestitures and Exchanges

UScellular may be engaged from time to time in negotiations (subject to all applicable regulations) relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum licenses (including pursuant to FCC auctions). In general, UScellular may not disclose such transactions until there is a definitive agreement.

Other Obligations

UScellular will require capital for future spending on existing contractual obligations, including long-term debt obligations; lease commitments; commitments for device purchases, network facilities and transport services; agreements for software licensing; long-term marketing programs; commitments for wireless spectrum licenses acquired through FCC auctions; and other agreements to purchase goods or services.

Variable Interest Entities

UScellular consolidates certain "variable interest entities" as defined under GAAP. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. UScellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

During 2022, UScellular repurchased 1,589,784 Common Shares for $43 million at an average cost per share of $26.78. At December 31, 2022, the total cumulative amount of UScellular Common Shares authorized to be repurchased is 1,927,000.

Depending on its future financial performance, construction, development and acquisition programs, and available sources of financing, UScellular may not have sufficient liquidity or capital resources to make share repurchases. Therefore, there is no assurance that UScellular will make any share repurchases in the future.

For additional information related to the current repurchase authorization, see Note 16 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Consolidated Cash Flow Analysis

UScellular operates a capital-intensive business. UScellular makes substantial investments to acquire wireless spectrum licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-saving upgrades to UScellular's networks. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, timing and other factors. The following discussion summarizes UScellular's cash flow activities in 2022 and 2021.

2022 Commentary

UScellular's Cash, cash equivalents and restricted cash increased $109 million. Net cash provided by operating activities was $832 million due to net income of $35 million adjusted for non-cash items of $761 million and distributions received from unconsolidated entities of $145 million including $59 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $109 million. The working capital changes were primarily influenced by an increase in customer and agent receivables and increases in inventory purchases, partially offset by a federal income tax refund of $123 million received during the first quarter. The increase in customer receivables was driven by a high volume of equipment upgrades due to promotional activities and a longer contract term for equipment installment plans.

Cash flows used for investing activities were $1,179 million, which included payments for property, plant and equipment of $602 million and payments for wireless spectrum licenses of $585 million. Cash payments for property, plant and equipment are lower than the total capital expenditures in 2022 due primarily to future obligations of certain software license agreements that are recorded as current year capital expenditures but are paid over time.

Cash flows provided by financing activities were $456 million, due primarily to $500 million borrowed under the term loan facilities, $150 million borrowed under the export credit financing agreement, $110 million borrowed under the EIP receivables repurchase agreement, $75 million borrowed under the revolving credit agreement, and $75 million borrowed under the receivables securitization agreement. These were partially offset by $250 million of repayments on the receivables securitization agreement, a $75 million repayment on the revolving credit agreement, a $50 million repayment on the EIP receivables repurchase agreement, the repurchase of $43 million of Common Shares and cash paid for software license agreements of $22 million.

2021 Commentary

UScellular's Cash, cash equivalents and restricted cash decreased $1,092 million. Net cash provided by operating activities was $802 million due to net income of $160 million adjusted for non-cash items of $677 million and distributions received from unconsolidated entities of $176 million including $76 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $211 million. The working capital changes were primarily influenced by an increase in customer and agent receivables, a decrease to accrued taxes and the timing of vendor payments.

Cash flows used for investing activities were $2,036 million, which included payments for wireless spectrum licenses of $1,322 million, and payments for property, plant and equipment of $724 million.

Cash flows provided by financing activities were $142 million, reflecting the issuance of $500 million of 5.50% Senior Notes, $625 million borrowed under the receivables securitization agreement, and $217 million borrowed under the term loan. These were partially offset by the redemption of $917 million of UScellular Senior Notes, a $200 million repayment on the receivables securitization agreement, the repurchase of $31 million of Common Shares and payment of debt issuance costs of $22 million.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Notable balance sheet changes during 2022 were as follows:

Inventory, net

Inventory, net increased $88 million due primarily to increased inventory levels to support promotions and ensure adequate device supply.

Income taxes receivable

Income taxes receivable decreased $119 million due primarily to a federal income tax refund received related to the 2020 net operating loss carryback enabled by the CARES Act.

Customer deposits and deferred revenues

Customer deposits and deferred revenues increased $48 million due primarily to an increase in contract liabilities resulting from higher promotional activity in the current year.

Other current liabilities

Other current liabilities increased $231 million due primarily to an increase in the short-term accrual for Auction 107 relocation fees, net borrowings under the EIP receivables repurchase agreement and accruals related to software license agreements. See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information on the Auction 107 accrual.

Long-term debt, net

The following table presents the components of the $459 million increase in Long-term debt, net:

	Long-term debt, net
(Dollars in millions)	
Balance at December 31, 2021	$ 2,728
Borrowings under Revolving Credit Agreements	75
Borrowings under Term Loan Agreements	500
Borrowings under Export Credit Financing Agreement	150
Borrowings under Receivables Securitization Agreement	75
Repayments under Revolving Credit Agreements	(75)
Repayments under Receivables Securitization Agreement	(250)
Other	(16)
Balance at December 31, 2022	$ 3,187

Treasury shares

Treasury shares increased $30 million due primarily to share repurchases.

Application of Critical Accounting Policies and Estimates

UScellular prepares its consolidated financial statements in accordance with GAAP. UScellular's significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies, Note 2 — Revenue Recognition and Note 10 — Leases in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of UScellular's consolidated financial statements.

Wireless Spectrum Licenses

Wireless spectrum licenses represent a significant component of UScellular's consolidated assets. Wireless spectrum licenses are considered to be indefinite-lived assets and, therefore, are not amortized but rather are tested at least annually for impairment. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

For purposes of the 2022 impairment test, UScellular had one unit of accounting as a result of aggregating all developed operating market wireless spectrum licenses (built wireless spectrum licenses) and non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses), and for the 2021 test, UScellular had eight units of accounting, which consisted of one unit of accounting for built wireless spectrum licenses and seven unbuilt wireless spectrum licenses. UScellular believes this change in units of accounting assessed for impairment better reflects the integrated use of licenses as part of its national interdependent network. This change does not impact the results of the impairment assessment for the current or prior years.

A qualitative assessment of the license values was completed as of November 1, 2022 and November 1, 2021. The qualitative assessment considered several factors, including analyst estimates of wireless spectrum license values which contemplated recent spectrum auction results, recent UScellular and other market participant transactions, and other industry and market factors. Based on these assessments, UScellular concluded that it was more likely than not that the fair value of the unit of accounting exceeded its carrying value. Therefore, no quantitative impairment evaluation was completed.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to wireless spectrum licenses activity in 2022 and 2021.

Income Taxes

UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and UScellular are parties to a Tax Allocation Agreement which provides that UScellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, UScellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement between TDS and UScellular, UScellular remits its applicable income tax payments to TDS, and receives applicable tax refunds from TDS, consistent with when such payments would be paid or received if UScellular and its subsidiaries were a separate affiliated group.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to UScellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires UScellular to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities which are included on a net basis in UScellular's Consolidated Balance Sheet. UScellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

UScellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Regulatory Matters

5G Fund

On October 27, 2020, the FCC adopted rules creating the 5G Fund for Rural America, which will distribute up to $9 billion over ten years to bring 5G wireless broadband connectivity to rural America. The 5G Fund will be implemented through a two-phase competitive process, using multi-round auctions to award support. The winning bidders will be required to meet certain minimum speed requirements and interim and final deployment milestones. The order provides that the 5G Fund be in lieu of the previously proposed fund (the Phase II Connect America Mobility Fund) for the development of 4G LTE. The order also provides that over time a growing percentage of the legacy support a carrier receives must be used for 5G deployment.

UScellular cannot predict at this time when the 5G fund auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the 5G fund auction will provide opportunities to UScellular to offset any loss in existing support.

Spectrum Auctions

On March 2, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.5 GHz band (Auction 105). On September 2, 2020, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 243 wireless spectrum licenses for a purchase price of $14 million. On July 15, 2022, the FCC released a Consent Decree related to its spectrum aggregation and ownership attribution rules in which UScellular agreed to relinquish its rights to 27 wireless spectrum licenses awarded in Auction 105 and subsequently received a full refund of $2 million. The remaining 216 wireless spectrum licenses were granted by the FCC on July 26, 2022.

On August 7, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.7-3.98 GHz bands (Auction 107). On February 24, 2021, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 254 wireless spectrum licenses for $1,283 million. UScellular paid $30 million of this amount in 2020 and the remainder in March 2021. The wireless spectrum licenses from Auction 107 were granted by the FCC in July 2021. Additionally, UScellular expects to be obligated to pay approximately $185 million in total from 2021 through 2024 related to relocation costs and accelerated relocation incentive payments. Such additional costs were accrued and capitalized at the time the licenses were granted, and are adjusted as necessary as the estimated obligation changes. UScellular paid $36 million and $8 million related to the additional costs in October 2021 and September 2022, respectively. The spectrum must be cleared by incumbent providers before UScellular can access it. UScellular does not expect to have access to this spectrum until late 2023.

On June 9, 2021, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.45-3.55 GHz band (Auction 110). On January 14, 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 380 wireless spectrum licenses for $580 million. UScellular paid $20 million of this amount in 2021 and the remainder in January and February 2022. The wireless spectrum licenses from Auction 110 were granted by the FCC on May 4, 2022.

On March 21, 2022, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 2.5 GHz band (Auction 108). On September 1, 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 34 wireless spectrum licenses for $3 million. The wireless spectrum licenses from Auction 108 were granted by the FCC on December 1, 2022.

Private Securities Litigation Reform Act of 1995
Safe Harbor Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that UScellular intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See "Risk Factors" in UScellular's Annual Report on Form 10-K for the year ended December 31, 2022, for a further discussion of these risks. Each of the following risks could have a material adverse effect on UScellular's business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. UScellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Operational Risk Factors

- *Intense competition involving products, services, pricing, promotions and network speed and technologies could adversely affect UScellular's revenues or increase its costs to compete.*

- *Changes in roaming practices or other factors could cause UScellular's roaming revenues to decline from current levels, roaming expenses to increase from current levels and/or impact UScellular's ability to service its customers in geographic areas where UScellular does not have its own network, which could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *An inability to attract diverse people of outstanding talent throughout all levels of the organization, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *UScellular's smaller scale relative to larger competitors that may have greater financial and other resources than UScellular could cause UScellular to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.*

- *Changes in various business factors, including changes in demand, consumer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *Advances or changes in technology could render certain technologies used by UScellular obsolete, could put UScellular at a competitive disadvantage, could reduce UScellular's revenues or could increase its costs of doing business.*

- *Complexities associated with deploying new technologies present substantial risk and UScellular investments in unproven technologies may not produce the benefits that UScellular expects.*

- *Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or wireless spectrum licenses and/or expansion of UScellular's business could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.*

- *Difficulties involving third parties with which UScellular does business, including changes in UScellular's relationships with or financial or operational difficulties, including supply chain disruptions, of key suppliers or independent agents and third-party national retailers who market UScellular's services, could adversely affect UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to maintain flexible and capable telecommunication networks or information technologies, or a material disruption thereof, could have an adverse effect on UScellular's business, financial condition or results of operations.*

Financial Risk Factors

- Uncertainty in UScellular's future cash flow and liquidity or the inability to access capital, deterioration in the capital markets, changes in interest rates, other changes in UScellular's performance or market conditions, changes in UScellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to UScellular, which could require UScellular to reduce its construction, development or acquisition programs, reduce the amount of wireless spectrum licenses acquired, and/or reduce or cease share repurchases.

- UScellular has a significant amount of indebtedness which could adversely affect its financial performance and in turn adversely affect its ability to make payments on its indebtedness, comply with terms of debt covenants and incur additional debt.

- UScellular's assets and revenue are concentrated in the U.S. wireless telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.

- UScellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on UScellular's financial condition or results of operations.

Regulatory, Legal and Governance Risk Factors

- Failure by UScellular to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect UScellular's business, financial condition or results of operations.

- UScellular receives significant regulatory support, and is also subject to numerous surcharges and fees from federal, state and local governments – the applicability and the amount of the support and fees are subject to great uncertainty, including the ability to pass through certain fees to customers, and this uncertainty could have an adverse effect on UScellular's business, financial condition or results of operations.

- Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on UScellular's business, financial condition or results of operations.

- The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices or frequencies used by other industries, could have an adverse effect on UScellular's business, financial condition or results of operations.

- Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent UScellular from using necessary technology to provide products or services or subject UScellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on UScellular's business, financial condition or results of operations.

- There are potential conflicts of interests between TDS and UScellular.

- Certain matters, such as control by TDS and provisions in the UScellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of UScellular or have other consequences.

General Risk Factors

- UScellular has experienced, and in the future expects to experience, cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on UScellular's business, financial condition or results of operations.

- Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede UScellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on UScellular's business, financial condition or results of operations.

- The impact of public health emergencies on UScellular's business is uncertain, but depending on duration and severity could have a material adverse effect on UScellular's business, financial condition or results of operations.

Market Risk

Long-Term Debt

As of December 31, 2022, approximately 60% of UScellular's long-term debt was in fixed-rate senior notes and approximately 40% in variable-rate debt. Fluctuations in market interest rates can lead to volatility in the fair value of fixed-rate notes and interest expense on variable-rate debt.

The following table presents the scheduled principal payments on long-term debt, lease obligations and the related weighted average interest rates by maturity dates at December 31, 2022:

	Principal Payments Due by Period	
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)		
2023	$ 13	6.2 %
2024	20	6.1 %
2025	20	6.1 %
2026	268	5.9 %
2027	158	6.0 %
Thereafter	2,514	6.1 %
Total	$ 2,993	6.1 %

[1]   The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, unamortized discounts related to the 6.7% Senior Notes, and outstanding borrowings under the receivables securitization agreement, which principal repayments are not scheduled but are instead based on actual receivable collections. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2]   Represents the weighted average stated interest rates at December 31, 2022, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2022 and 2021, the estimated fair value of long-term debt obligations, excluding lease obligations, the current portion of such long-term debt and debt financing costs, was $2,502 million and $2,999 million, respectively, and the book value was $3,244 million and $2,781 million, respectively. See Note 3 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Supplemental Information Relating to Non-GAAP Financial Measures

UScellular sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, UScellular has referred to the following measures in this Form 10-K Report:

- EBITDA
- Adjusted EBITDA
- Adjusted OIBDA
- Free cash flow

Following are explanations of each of these measures:

EBITDA, Adjusted EBITDA and Adjusted OIBDA

EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as net income adjusted for the items set forth in the reconciliation below. EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income or Cash flows from operating activities, as indicators of cash flows or as measures of liquidity. UScellular does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability, and therefore, reconciliations to applicable GAAP income measures are deemed appropriate. Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of UScellular's operating results before significant recurring non-cash charges, gains and losses, and other items as presented below as they provide additional relevant and useful information to investors and other users of UScellular's financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, and gains and losses, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measures, Net income and Operating income.

(Dollars in millions)	2022	2021
Net income (GAAP)	$ 35	$ 160
Add back:		
Income tax expense	37	20
Interest expense	163	175
Depreciation, amortization and accretion	700	678
EBITDA (Non-GAAP)	935	1,033
Add back or deduct:		
Loss on impairment of licenses	3	—
(Gain) loss on asset disposals, net	19	23
(Gain) loss on sale of business and other exit costs, net	(1)	(2)
Adjusted EBITDA (Non-GAAP)	956	1,054
Deduct:		
Equity in earnings of unconsolidated entities	158	179
Interest and dividend income	8	6
Adjusted OIBDA (Non-GAAP)	790	869
Deduct:		
Depreciation, amortization and accretion	700	678
Loss on impairment of licenses	3	—
(Gain) loss on asset disposals, net	19	23
(Gain) loss on sale of business and other exit costs, net	(1)	(2)
Operating income (GAAP)	$ 69	$ 170

Free Cash Flow

The following table presents Free cash flow, which is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and Cash paid for software license agreements. Free cash flow is a non-GAAP financial measure which UScellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by business operations after deducting Cash paid for additions to property, plant and equipment and Cash paid for software license agreements.

	2022		2021	
(Dollars in millions)				
Cash flows from operating activities (GAAP)	$	**832**	$	802
Cash paid for additions to property, plant and equipment		**(602)**		(724)
Cash paid for software license agreements		**(22)**		(9)
Free cash flow (Non-GAAP)	$	**208**	$	69

Financial Statements

United States Cellular Corporation
Consolidated Statement of Operations

Year Ended December 31,		2022		2021		2020
(Dollars and shares in millions, except per share amounts)						
Operating revenues						
Service	$	3,125	$	3,115	$	3,067
Equipment sales		1,044		1,007		970
Total operating revenues		4,169		4,122		4,037
Operating expenses						
System operations (excluding Depreciation, amortization and accretion reported below)		755		790		782
Cost of equipment sold		1,216		1,118		1,011
Selling, general and administrative		1,408		1,345		1,368
Depreciation, amortization and accretion		700		678		683
Loss on impairment of licenses		3		—		—
(Gain) loss on asset disposals, net		19		23		25
(Gain) loss on sale of business and other exit costs, net		(1)		(2)		—
(Gain) loss on license sales and exchanges, net		—		—		(5)
Total operating expenses		4,100		3,952		3,864
Operating income		69		170		173
Investment and other income (expense)						
Equity in earnings of unconsolidated entities		158		179		179
Interest and dividend income		8		6		8
Gain (loss) on investments		—		—		2
Interest expense		(163)		(175)		(112)
Total investment and other income		3		10		77
Income before income taxes		72		180		250
Income tax expense		37		20		17
Net income		35		160		233
Less: Net income attributable to noncontrolling interests, net of tax		5		5		4
Net income attributable to UScellular shareholders	$	30	$	155	$	229
Basic weighted average shares outstanding		85		86		86
Basic earnings per share attributable to UScellular shareholders	$	0.35	$	1.80	$	2.66
Diluted weighted average shares outstanding		86		87		87
Diluted earnings per share attributable to UScellular shareholders	$	0.35	$	1.77	$	2.62

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Cash Flows

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Cash flows from operating activities			
Net income	$ 35	$ 160	$ 233
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities			
Depreciation, amortization and accretion	700	678	683
Bad debts expense	132	56	72
Stock-based compensation expense	24	27	32
Deferred income taxes, net	33	41	130
Equity in earnings of unconsolidated entities	(158)	(179)	(179)
Distributions from unconsolidated entities	145	176	189
Loss on impairment of licenses	3	—	—
(Gain) loss on asset disposals, net	19	23	25
(Gain) loss on sale of business and other exit costs, net	(1)	(2)	—
(Gain) loss on license sales and exchanges, net	—	—	(5)
(Gain) loss on investments	—	—	(2)
Other operating activities	9	33	2
Changes in assets and liabilities from operations			
Accounts receivable	(59)	(27)	(8)
Equipment installment plans receivable	(199)	(116)	(54)
Inventory	(88)	(27)	16
Accounts payable	12	(57)	145
Customer deposits and deferred revenues	47	40	2
Accrued taxes	121	(41)	(57)
Other assets and liabilities	57	17	13
Net cash provided by operating activities	832	802	1,237
Cash flows from investing activities			
Cash paid for additions to property, plant and equipment	(602)	(724)	(989)
Cash paid for licenses	(585)	(1,302)	(171)
Cash received from divestitures and exchanges	8	3	26
Advance payments for license acquisitions	—	(20)	(30)
Other investing activities	—	7	1
Net cash used in investing activities	(1,179)	(2,036)	(1,163)
Cash flows from financing activities			
Issuance of long-term debt	800	1,342	1,125
Repayment of long-term debt	(329)	(1,118)	(108)
Issuance of short-term debt	110	—	—
Repayment of short-term debt	(50)	—	—
Common Shares reissued for benefit plans, net of tax payments	(5)	(16)	(11)
Repurchase of Common Shares	(43)	(31)	(23)
Payment of debt issuance costs	(1)	(22)	(38)
Distributions to noncontrolling interests	(3)	(3)	(6)
Payments to acquire additional interest in subsidiaries	—	—	(11)
Cash paid for software license agreements	(22)	(9)	(2)
Other financing activities	(1)	(1)	—
Net cash provided by financing activities	456	142	926
Net increase (decrease) in cash, cash equivalents and restricted cash	109	(1,092)	1,000
Cash, cash equivalents and restricted cash			
Beginning of period	199	1,291	291
End of period	$ 308	$ 199	$ 1,291

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Assets

December 31,	2022	2021
(Dollars in millions)		
Current assets		
Cash and cash equivalents	$ 273	$ 156
Accounts receivable		
Customers and agents, less allowances of $70 and $57, respectively	985	976
Roaming	4	7
Other, less allowances of $2 and $2, respectively	83	63
Inventory, net	261	173
Prepaid expenses	68	58
Income taxes receivable	4	123
Other current assets	45	49
Total current assets	1,723	1,605
Assets held for sale	26	18
Licenses	4,690	4,088
Investments in unconsolidated entities	452	439
Property, plant and equipment		
In service and under construction	9,334	9,056
Less: Accumulated depreciation and amortization	6,710	6,450
Property, plant and equipment, net	2,624	2,606
Operating lease right-of-use assets	918	959
Other assets and deferred charges	686	626
Total assets[1]	$ 11,119	$ 10,341

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Liabilities and Equity

December 31,	2022	2021
(Dollars and shares in millions, except per share amounts)		
Current liabilities		
Current portion of long-term debt	$ 13	$ 3
Accounts payable		
Affiliated	12	14
Trade	344	346
Customer deposits and deferred revenues	239	191
Accrued taxes	35	33
Accrued compensation	84	83
Short-term operating lease liabilities	133	129
Other current liabilities	335	104
Total current liabilities	1,195	903
Deferred liabilities and credits		
Deferred income tax liability, net	708	674
Long-term operating lease liabilities	843	889
Other deferred liabilities and credits	604	573
Long-term debt, net	3,187	2,728
Commitments and contingencies		
Noncontrolling interests with redemption features	12	11
Equity		
UScellular shareholders' equity		
Series A Common and Common Shares		
Authorized 190 shares (50 Series A Common and 140 Common Shares)		
Issued 88 shares (33 Series A Common and 55 Common Shares)		
Outstanding 85 shares (33 Series A Common and 52 Common Shares) and 86 shares (33 Series A Common and 53 Common Shares), respectively		
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares)	88	88
Additional paid-in capital	1,703	1,678
Treasury shares, at cost, 3 and 2 Common Shares, respectively	(98)	(68)
Retained earnings	2,861	2,849
Total UScellular shareholders' equity	4,554	4,547
Noncontrolling interests	16	16
Total equity	4,570	4,563
Total liabilities and equity[1]	$ 11,119	$ 10,341

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] The consolidated total assets as of December 31, 2022 and 2021, include assets held by consolidated variable interest entities (VIEs) of $1,265 million and $1,482 million, respectively, which are not available to be used to settle the obligations of UScellular. The consolidated total liabilities as of December 31, 2022 and 2021, include certain liabilities of consolidated VIEs of $25 million and $23 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of UScellular. See Note 14 — Variable Interest Entities for additional information.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

		UScellular Shareholders					
(Dollars in millions)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
December 31, 2021	$ 88	$ 1,678	$ (68)	$ 2,849	$ 4,547	$ 16	$ 4,563
Net income attributable to UScellular shareholders	—	—	—	30	30	—	30
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	3	3
Repurchase of Common Shares	—	—	(43)	—	(43)	—	(43)
Incentive and compensation plans	—	25	13	(18)	20	—	20
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2022	$ 88	$ 1,703	$ (98)	$ 2,861	$ 4,554	$ 16	$ 4,570

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

UScellular Shareholders

(Dollars in millions)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
December 31, 2020	$ 88	$ 1,651	$ (67)	$ 2,739	$ 4,411	$ 15	$ 4,426
Net income attributable to UScellular shareholders	—	—	—	155	155	—	155
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	4	4
Repurchase of Common Shares	—	—	(31)	—	(31)	—	(31)
Incentive and compensation plans	—	27	30	(45)	12	—	12
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2021	$ 88	$ 1,678	$ (68)	$ 2,849	$ 4,547	$ 16	$ 4,563

The accompanying notes are an integral part of these consolidated financial statements.

27

United States Cellular Corporation
Consolidated Statement of Changes in Equity

UScellular Shareholders

(Dollars in millions)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
December 31, 2019	$ 88	$ 1,629	$ (70)	$ 2,550	$ 4,197	$ 13	$ 4,210
Cumulative effect of accounting change	—	—	—	(2)	(2)	—	(2)
Net income attributable to UScellular shareholders	—	—	—	229	229	—	229
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	4	4
Repurchase of Common Shares	—	—	(23)	—	(23)	—	(23)
Incentive and compensation plans	—	32	26	(38)	20	—	20
Distributions to noncontrolling interests	—	—	—	—	—	(6)	(6)
Acquisitions of noncontrolling interests	—	(10)	—	—	(10)	4	(6)
December 31, 2020	$ 88	$ 1,651	$ (67)	$ 2,739	$ 4,411	$ 15	$ 4,426

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

United States Cellular Corporation (UScellular), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

Nature of Operations

UScellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2022, UScellular served customers with 4.7 million retail connections. UScellular has one reportable segment.

Principles of Consolidation

The accounting policies of UScellular conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of UScellular, subsidiaries in which it has a controlling financial interest, general partnerships in which UScellular has a majority partnership interest and certain entities in which UScellular has a variable interest that requires consolidation under GAAP. See Note 14 — Variable Interest Entities for additional information relating to UScellular's VIEs. Intercompany accounts and transactions have been eliminated. The Consolidated Statement of Comprehensive Income was not included because comprehensive income for the years ended December 31, 2022, 2021 and 2020 equaled net income.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. Cash and cash equivalents subject to contractual restrictions are classified as restricted cash. Restricted cash primarily consists of balances required under the receivables securitization agreement. See Note 12 — Debt for additional information related to the receivables securitization agreement. The following table provides a reconciliation of Cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheet to the total of the amounts in the Consolidated Statement of Cash Flows.

December 31,	2022		2021
(Dollars in millions)			
Cash and cash equivalents	$ 273	$	156
Restricted cash included in Other current assets	35		43
Cash, cash equivalents and restricted cash in the statement of cash flows	$ 308	$	199

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices and accessories under installment plans, by agents and third-party distributors for sales of equipment to them and by other wireless carriers whose customers have used UScellular's wireless systems.

UScellular estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined for each pool of accounts receivable balances that share similar risk characteristics. The allowance for credit losses is the best estimate of the amount of expected credit losses related to existing accounts receivable. UScellular does not have any off-balance sheet credit exposure related to its customers.

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost, which approximates cost determined on a first-in first-out basis, or net realizable value. Net realizable value is determined by reference to the stand-alone selling price.

Cloud-Hosted Arrangements

UScellular's cloud-hosted arrangements that are service contracts consist primarily of software used to perform administrative functions. Implementation costs related to UScellular's cloud-hosted arrangements, which are recorded in Prepaid expenses and Other assets and deferred charges in the Consolidated Balance Sheet, were as follows:

December 31,	2022	2021
(Dollars in millions)		
Implementation costs, gross	$ 89	$ 76
Accumulated amortization	(47)	(29)
Implementation costs, net	$ 42	$ 47

These costs are amortized over the period of the service contract, which is generally three to five years. Amortization of implementation costs was $18 million, $16 million and $11 million for the years ended December 31, 2022, 2021 and 2020, respectively, and was included in Selling, general and administrative expenses.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that generally provide UScellular with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by UScellular expire at various dates. UScellular believes that it is probable that its future wireless spectrum license renewal applications will be granted. UScellular determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, UScellular has determined that wireless spectrum licenses are indefinite-lived intangible assets.

UScellular performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause UScellular to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of the 2022 impairment test, UScellular had one unit of accounting as a result of aggregating all developed operating market wireless spectrum licenses (built wireless spectrum licenses) and non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses), and for the 2021 test, UScellular had eight units of accounting, which consisted of one unit of accounting for built wireless spectrum licenses and seven unbuilt wireless spectrum licenses. UScellular believes this change in units of accounting assessed for impairment better reflects the integrated use of licenses as part of its national interdependent network. This change does not impact the results of the impairment assessment for the current or prior years.

UScellular performed a qualitative impairment assessment to determine whether the wireless spectrum licenses were impaired. In 2022 and 2021, UScellular considered several qualitative factors, including analyst estimates of wireless spectrum license values which contemplated recent spectrum auction results, recent UScellular and other market participant transactions, and other industry and market factors. Based on these assessments, UScellular concluded that it was more likely than not that the fair value of the unit of accounting exceeded its carrying value. Therefore, no quantitative impairment evaluation was completed. See Note 7 — Intangible Assets for additional details related to wireless spectrum licenses.

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, UScellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, UScellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

UScellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and recording it, together with proceeds, if any, and net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), as a gain or loss, as appropriate.

Software licenses that qualify for capitalization as an asset are accounted for as the acquisition of a fixed asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

UScellular depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. There were no material changes to the assigned useful lives of the various categories of property, plant and equipment in 2022, 2021 or 2020. However, in 2022, 2021 and 2020, depreciation for certain specific assets was accelerated due to changes in technology. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

UScellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

UScellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of its assets and operations. The cash flows generated by this single interdependent asset group represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Leases

A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 10 — Leases for additional details related to leases.

Agent Liabilities

UScellular has relationships with agents, which are independent businesses that obtain customers for UScellular. At December 31, 2022 and 2021, UScellular had accrued $53 million and $51 million, respectively, in agent related liabilities. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing and renewing various borrowing instruments and other long-term agreements and are amortized over the respective term of each instrument. Debt issuance costs related to UScellular's revolving credit agreement and receivables securitization agreement are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.

Asset Retirement Obligations

UScellular records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, UScellular recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 11 — Asset Retirement Obligations for additional information.

Treasury Shares

Common Shares repurchased by UScellular are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, UScellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from sales of equipment and products are recognized when control has transferred to the customer, agent or third-party distributor. Service revenues are recognized as the related service is provided. See Note 2 — Revenue Recognition for additional information on UScellular's policies related to Revenues.

Advertising Costs

UScellular expenses advertising costs as incurred. Advertising costs totaled $171 million, $184 million and $196 million in 2022, 2021 and 2020, respectively.

Income Taxes

UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and UScellular, UScellular remits its applicable income tax payments to and receives applicable tax refunds from TDS. UScellular had no tax receivable balance with TDS as of December 31, 2022, and a receivable balance of $123 million as of December 31, 2021. In January 2022, UScellular received an income tax refund of $123 million from TDS related to the 2020 net operating loss carryback enabled by the CARES Act.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the enacted tax rates in effect when the temporary differences are expected to reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. UScellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Deferred taxes are reported as a net non-current asset or liability by jurisdiction. Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current. See Note 5 — Income Taxes for additional information.

Stock-Based Compensation and Other Plans

UScellular has established a long-term incentive plan and a non-employee director compensation plan. These plans are considered compensatory plans and, therefore, recognition of costs for grants made under these plans is required.

UScellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies. The amount of stock compensation cost recognized on either a straight-line basis or graded attribution method is based on the portion of the award that is expected to vest over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 17 — Stock-Based Compensation for additional information.

Defined Contribution Plans

UScellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of UScellular and its subsidiaries. Under this plan, pension costs are calculated separately for each participant and are funded annually. Pension costs were $12 million, $12 million and $12 million in 2022, 2021 and 2020, respectively.

UScellular also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS. Total costs incurred for UScellular's contributions to the 401(k) plan were $15 million, $15 million and $15 million in 2022, 2021 and 2020, respectively.

Note 2 Revenue Recognition

Nature of goods and services

The following is a description of principal activities from which UScellular generates its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms
Wireless services	Wireless service includes voice, messaging and data services. Revenue is recognized in Service revenues as wireless service is provided to the customer. Wireless services generally are billed and paid in advance on a monthly basis.
Wireless devices and accessories	UScellular offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones and routers for use by its customers, as well as accessories. UScellular also sells wireless devices to agents and other third-party distributors for resale. UScellular frequently discounts wireless devices sold to new and current customers. UScellular also offers customers the option to purchase certain devices and accessories under installment contracts over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have the right to upgrade to a new device. Such upgrades require the customer to enter into an equipment installment contract for the new device, and transfer the existing device to UScellular. UScellular recognizes revenue in Equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery.
Wireless roaming	UScellular receives roaming revenues when other wireless carriers' customers use UScellular's wireless systems. UScellular recognizes revenue in Service revenues when the roaming service is provided.
Wireless Eligible Telecommunications Carrier (ETC) Revenues	Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in "high cost" areas. ETC revenues recognized in the reporting period represent the amounts which UScellular is entitled to receive for such period, as determined and approved in connection with UScellular's designation as an ETC in various states.
Wireless tower rents	UScellular receives tower rental revenues when another carrier leases tower space on a UScellular owned tower. UScellular recognizes revenue in Service revenues in the period during which the services are provided.
Activation fees	UScellular charges its end customers activation fees in connection with the sale of certain services and equipment. Activation fees are deferred and recognized over the period benefited.

Significant Judgments

As a practical expedient, UScellular groups similar contracts or similar performance obligations together into portfolios of contracts or performance obligations if doing so does not result in a significant difference from accounting for the individual contracts discretely. UScellular applies this grouping method for the following types of transactions: device activation fees, contract acquisition costs, and certain customer promotions. Contract portfolios are recognized over the respective expected customer lives or terms of the contracts.

Services are deemed to be highly interrelated when the method and timing of transfer and performance risk are the same. Highly interrelated services that are determined to not be distinct have been grouped into a single performance obligation. Each month of services promised is a performance obligation. The series of monthly service performance obligations promised over the course of the contract are combined into a single performance obligation for purposes of the revenue allocation.

UScellular has made judgments regarding transaction price, including but not limited to issues relating to variable consideration, time value of money, returns and non-cash consideration. When determined to be significant in the context of the contract, these items are considered in the valuation of transaction price at contract inception or modification, as appropriate.

Multiple Performance Obligations

UScellular sells bundled service and equipment offerings. In these instances, UScellular recognizes its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. UScellular estimates the standalone selling price of the device or accessory to be its retail price excluding discounts. UScellular estimates the standalone selling price of wireless service to be the price offered to customers on month-to-month contracts.

Incentives

Discounts, incentives, and rebates to agents and end customers that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.

From time to time, UScellular may offer certain promotions to incentivize customers to switch to, or to purchase additional services from, UScellular. Under these types of promotions, an eligible customer may receive an incentive in the form of a discount off additional services purchased shown as a credit to the customer's monthly bill. UScellular accounts for the future discounts as material rights at the time of the initial transaction by allocating and deferring revenue based on the relative proportion of the future discounts in comparison to the aggregate initial purchase. The deferred revenue will be recognized as service revenue in future periods.

Amounts Collected from Customers and Remitted to Governmental Authorities

UScellular records amounts collected from customers and remitted to governmental authorities on a net basis within a liability account if the amount is assessed upon the customer and UScellular merely acts as an agent in collecting the amount on behalf of the imposing governmental authority. If the amount is assessed upon UScellular, then amounts collected from customers are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $61 million, $66 million and $56 million for 2022, 2021 and 2020, respectively.

Disaggregation of Revenue

In the following table, UScellular's revenues are disaggregated by type of service, which represents the relevant categorization of revenues for UScellular, and timing of recognition. Service revenues are recognized over time and Equipment sales are recognized at a point in time.

Year Ended December 31,	2022		2021		2020
(Dollars in millions)					
Revenues from contracts with customers:					
Retail service[1,2]	$	2,793	$	2,757	$	2,681
Inbound roaming		67		110		152
Other service[1]		172		165		157
Service revenues from contracts with customers		3,032		3,032		2,990
Equipment sales		1,044		1,007		970
Total revenues from contracts with customers[3]	$	4,076	$	4,039	$	3,960

[1]   For 2021 and 2020, amounts have been adjusted to reclassify $8 million and $5 million, respectively, of Internet of Things (IoT) and Reseller revenues from Retail service to Other service.

[2]   During the third quarter of 2021, UScellular recorded a $9 million out-of-period error related to the timing of recognition of regulatory fee billings. This adjustment had the impact of increasing Service revenue by $9 million in 2021. UScellular determined that this adjustment was not material to any of the periods impacted.

[3]   Revenue line items in this table will not agree to amounts presented in the Consolidated Statement of Operations as the amounts in this table only include revenue resulting from contracts with customers.

Contract Balances

For contracts that involve multiple element service and equipment offerings, the transaction price is allocated to each performance obligation based on its relative standalone selling price. When consideration is received in advance of delivery of goods or services, a contract liability is recorded. A contract asset is recorded when revenue is recognized in advance of UScellular's right to receive consideration. Once there is an unconditional right to receive the consideration, UScellular records such amounts as receivables, and then bills the customer under the terms of the respective contract.

UScellular recognizes Equipment sales revenue when the equipment is delivered to the customer and a corresponding contract asset or liability is recorded for the difference between the amount of revenue recognized and the amount billed to the customer in cases where discounts are offered. The contract asset or liability is reduced over the contract term as service is provided and billed to the customer.

The following table provides balances for contract assets from contracts with customers, which are recorded in Other current assets and Other assets and deferred charges in the Consolidated Balance Sheet, and contract liabilities from contracts with customers, which are recorded in Customer deposits and deferred revenues and Other deferred liabilities and credits in the Consolidated Balance Sheet.

December 31,	2022		2021
(Dollars in millions)			
Contract assets	$	5	$	7
Contract liabilities	$	349	$	243

Revenue recognized related to contract liabilities existing at January 1, 2022 was $176 million for the year ended December 31, 2022.

Transaction price allocated to the remaining performance obligations

The following table includes estimated service revenues expected to be recognized related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. These estimates represent service revenues to be recognized when wireless services are delivered to customers pursuant to service plan contracts and under certain roaming agreements with other carriers. These estimates are based on contracts in place as of December 31, 2022, and may vary from actual results. As practical expedients, revenue related to contracts of less than one year, generally month-to-month contracts, and contracts with a fixed per-unit price and variable quantity, are excluded from these estimates.

	Service Revenues
(Dollars in millions)	
2023	$ 268
2024	118
Thereafter	56
Total	$ 442

Contract Cost Assets

UScellular expects that commission fees paid as a result of obtaining contracts are recoverable and therefore UScellular defers and amortizes these costs. As a practical expedient, costs with an amortization period of one year or less are expensed as incurred. The contract cost asset balance related to commission fees and other costs was $131 million and $126 million at December 31, 2022 and 2021, respectively and was recorded in Other assets and deferred charges in the Consolidated Balance Sheet. Deferred commission fees are amortized based on the timing of transfer of the goods or services to which the assets relate, typically the contract term. Amortization of contract cost assets was $96 million, $99 million and $104 million for the years ended December 31, 2022, 2021 and 2020, respectively, and was included in Selling, general and administrative expenses.

Note 3 Fair Value Measurements

As of December 31, 2022 and 2021, UScellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

UScellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value Hierarchy	December 31, 2022		December 31, 2021	
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)					
Long-term debt					
Retail	2	$ 1,500	$ 899	$ 1,500	$ 1,594
Institutional	2	536	395	535	659
Other	2	1,208	1,208	746	746

Long-term debt excludes lease obligations, the current portion of Long-term debt and debt financing costs. The fair value of "Retail" Long-term debt was estimated using market prices for UScellular Senior Notes, which are traded on the New York Stock Exchange. UScellular's "Institutional" debt consists of the 6.7% Senior Notes which are traded over the counter. UScellular's "Other" debt consists of term loan credit agreements, receivables securitization agreement and in 2022, an export credit financing agreement. UScellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 5.38% to 8.28% and 1.31% to 4.40% at December 31, 2022 and 2021, respectively.

The fair values of Cash and cash equivalents, restricted cash and short-term debt approximate their book values due to the short-term nature of these financial instruments.

Note 4 Equipment Installment Plans

UScellular sells devices to customers under equipment installment plans over a specified time period. For certain equipment installment plans, after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.

The following table summarizes equipment installment plan receivables.

December 31,	2022	2021
(Dollars in millions)		
Equipment installment plan receivables, gross	$ 1,211	$ 1,085
Allowance for credit losses	(96)	(72)
Equipment installment plan receivables, net	$ 1,115	$ 1,013
Net balance presented in the Consolidated Balance Sheet as:		
Accounts receivable — Customers and agents (Current portion)	$ 646	$ 639
Other assets and deferred charges (Non-current portion)	469	374
Equipment installment plan receivables, net	$ 1,115	$ 1,013

UScellular uses various inputs, including internal data, information from credit bureaus and other sources, to evaluate the credit profiles of its customers. From this evaluation, a credit class is assigned to the customer that determines the number of eligible lines, the amount of credit available, and the down payment requirement, if any. These credit classes are grouped into four credit categories: lowest risk, lower risk, slight risk and higher risk. A customer's assigned credit class is reviewed periodically and a change is made, if appropriate. An equipment installment plan billed amount is considered past due if not paid within 30 days.

The balance and aging of the equipment installment plan receivables on a gross basis by credit category were as follows:

	December 31, 2022					December 31, 2021				
	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total
(Dollars in millions)										
Unbilled	$ 1,016	$ 98	$ 22	$ 5	$ 1,141	$ 896	$ 94	$ 24	$ 5	$ 1,019
Billed — current	41	5	2	—	48	40	5	1	1	47
Billed — past due	13	6	2	1	22	10	6	2	1	19
Total	$ 1,070	$ 109	$ 26	$ 6	$ 1,211	$ 946	$ 105	$ 27	$ 7	$ 1,085

The balance of the equipment installment plan receivables as of December 31, 2022 on a gross basis by year of origination were as follows:

	2020	2021	2022	Total
(Dollars in millions)				
Lowest Risk	$ 43	$ 303	$ 724	$ 1,070
Lower Risk	3	28	78	109
Slight Risk	—	4	22	26
Higher Risk	—	1	5	6
Total	$ 46	$ 336	$ 829	$ 1,211

Activity for the years ended December 31, 2022 and 2021, in the allowance for credit losses for equipment installment plan receivables was as follows:

	2022	2021
(Dollars in millions)		
Allowance for credit losses, beginning of year	$ 72	$ 78
Bad debts expense	100	38
Write-offs, net of recoveries[1]	(76)	(44)
Allowance for credit losses, end of year	$ 96	$ 72

[1] Write-offs increased in 2022 as customer payment behavior returned to pre-COVID-19 pandemic levels.

Note 5 Income Taxes

UScellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

UScellular's current income taxes balances at December 31, 2022 and 2021, were as follows:

December 31,	2022	2021
(Dollars in millions)		
Federal income taxes receivable	$ 4	$ 123
Net state income taxes receivable	—	—

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Current			
Federal	$ 1	$ 2	$ (118)
State	3	(23)	5
Deferred			
Federal	19	49	124
State	14	(8)	6
Total income tax expense (benefit)	$ 37	$ 20	$ 17

A reconciliation of UScellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax rate to UScellular's effective income tax rate is as follows:

Year Ended December 31,	2022		2021		2020	
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)						
Statutory federal income tax expense and rate	$ 15	21.0 %	$ 38	21.0 %	$ 52	21.0 %
State income taxes, net of federal benefit[1]	14	18.9	(25)	(14.1)	8	3.4
Change in federal valuation allowance[2]	7	9.9	7	3.8	—	0.1
Loss carryback benefit of CARES Act[3]	—	—	—	—	(49)	(19.8)
Nondeductible compensation	3	3.6	2	1.3	6	2.6
Tax credits	—	(0.6)	—	(0.2)	—	(0.1)
Other differences, net	(2)	(1.3)	(2)	(0.4)	—	(0.6)
Total income tax expense (benefit) and rate	$ 37	51.5 %	$ 20	11.4 %	$ 17	6.6 %

[1] State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to state valuation allowances. State taxes increased in 2022 due primarily to valuation allowance adjustments. State taxes in 2021 are a net benefit due primarily to the reduction of tax accruals resulting from expirations of state statute of limitations for prior tax years.

[2] Change in federal valuation allowance is due primarily to current year interest expense from partnership investments that carryforward but may not be realized.

[3] The CARES Act provided a 5-year carryback of net operating losses generated in years 2018-2020. As the statutory federal tax rate applicable to certain years within the carryback period is 35%, carryback to those years provided a tax benefit in excess of the current federal statutory rate of 21%.

Significant components of UScellular's deferred income tax assets and liabilities at December 31, 2022 and 2021, were as follows:

December 31,		2022		2021[1]
(Dollars in millions)				
Deferred tax assets				
Net operating loss (NOL) carryforwards	$	132	$	126
Lease liabilities		244		254
Contract liabilities		62		37
Interest expense carryforwards		65		30
Asset retirement obligation		73		64
Other		100		93
Total deferred tax assets		676		604
Less valuation allowance		(115)		(83)
Net deferred tax assets		561		521
Deferred tax liabilities				
Property, plant and equipment		457		446
Licenses/intangibles		382		330
Partnership investments		172		154
Lease assets		224		232
Other		34		33
Total deferred tax liabilities		1,269		1,195
Net deferred income tax liability	$	708	$	674

[1] Certain prior year deferred tax assets and liabilities have been reclassified to align with the current year presentation.

At December 31, 2022, UScellular and certain subsidiaries had $2,346 million of state NOL carryforwards (generating a $102 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2023 and 2042. UScellular and certain subsidiaries had $142 million of federal NOL carryforwards (generating a $30 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards generally expire between 2023 and 2037, with the exception of federal NOLs generated after 2017, which do not expire. A valuation allowance was established for certain federal and state NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

At December 31, 2022, UScellular and certain subsidiaries had $350 million of state interest limitation carryforwards (generating a $14 million deferred tax asset) available to offset future taxable income. The state interest limitation carryforwards generally do not expire. UScellular and certain subsidiaries had $241 million of federal interest limitation carryforwards (generating a $51 million deferred tax asset) available to offset future taxable income. The federal interest limitation carryforwards do not expire. A valuation allowance was established for certain federal and state interest limitation carryforwards since it is more likely than not that a portion of such carryforwards will not be utilized.

A summary of UScellular's deferred tax asset valuation allowance is as follows:

		2022		2021		2020
(Dollars in millions)						
Balance at beginning of year	$	83	$	94	$	90
Charged to Income tax expense		32		(11)		4
Balance at end of year	$	115	$	83	$	94

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2022		2021		2020
(Dollars in millions)						
Unrecognized tax benefits balance at beginning of year	$	35	$	51	$	48
Additions for tax positions of current year		5		8		7
Additions for tax positions of prior years		1		—		2
Reductions for tax positions of prior years		—		(3)		—
Reductions for settlements of tax positions		—		(2)		—
Reductions for lapses in statutes of limitations		(6)		(19)		(6)
Unrecognized tax benefits balance at end of year	$	35	$	35	$	51

Unrecognized tax benefits are included in Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized at each respective year end period, they would have reduced income tax expense in 2022, 2021 and 2020 by $28 million, $28 million and $41 million, respectively, net of the federal benefit from state income taxes.

UScellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in nominal expense in 2022, a benefit of $10 million in 2021, and an expense of $2 million in 2020. Net accrued liabilities for interest and penalties were $13 million and $12 million at December 31, 2022 and 2021, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

UScellular is included in TDS' consolidated federal and certain state income tax returns. UScellular also files certain state and local income tax returns separately from TDS. With limited exceptions, TDS and UScellular are no longer subject to federal and state income tax audits for the years prior to 2019.

Note 6 Earnings Per Share

Basic earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period. Diluted earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units.

The amounts used in computing basic and diluted earnings per share attributable to UScellular shareholders were as follows:

Year Ended December 31,	2022	2021	2020
(Dollars and shares in millions, except per share amounts)			
Net income attributable to UScellular shareholders	$ 30	$ 155	$ 229
Weighted average number of shares used in basic earnings per share	85	86	86
Effects of dilutive securities	1	1	1
Weighted average number of shares used in diluted earnings per share	86	87	87
Basic earnings per share attributable to UScellular shareholders	$ 0.35	$ 1.80	$ 2.66
Diluted earnings per share attributable to UScellular shareholders	$ 0.35	$ 1.77	$ 2.62

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings per share attributable to UScellular shareholders because their effects were antidilutive. The number of such Common Shares excluded was less than 1 million shares in each of 2022, 2021 and 2020.

Note 7 Intangible Assets

Licenses

UScellular reviews opportunities to acquire additional wireless spectrum, including pursuant to FCC auctions. UScellular also may seek to divest outright or exchange wireless spectrum that is not strategic to its long-term success. Activity related to UScellular's Licenses is presented below.

	2022	2021
(Dollars in millions)		
Balance at beginning of year	$ 4,088	$ 2,629
Acquisitions	595	1,464
Impairment[1]	(3)	—
Transferred to Assets held for sale	1	(18)
Exchanges - Licenses received	1	—
Capitalized interest	8	13
Balance at end of year	$ 4,690	$ 4,088

[1]   Impairment charge relates to licenses in markets where UScellular no longer expects to meet FCC buildout requirements.

Auction 107

In February 2021, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 254 wireless spectrum licenses in the 3.7-3.98 GHz bands (Auction 107) for $1,283 million. UScellular paid $30 million of this amount in 2020 and the remainder in March 2021. The wireless spectrum licenses from Auction 107 were granted by the FCC in July 2021. Additionally, UScellular expects to be obligated to pay approximately $185 million in total from 2021 through 2024 related to relocation costs and accelerated relocation incentive payments. Such additional costs were accrued and capitalized at the time the licenses were granted, and are adjusted as necessary as the estimated obligation changes. UScellular paid $36 million and $8 million related to the additional costs in October 2021 and September 2022, respectively. At December 31, 2022, the remaining estimated payments of approximately $133 million and $8 million are included in Other current liabilities and Other deferred liabilities and credits, respectively, and at December 31, 2021, the remaining payments of approximately $17 million and $128 million are included in Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheet. The spectrum must be cleared by incumbent providers before UScellular can access it. UScellular does not expect to have access to this spectrum until late 2023.

Auction 110

In January 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 380 wireless spectrum licenses in the 3.45-3.55 GHz band (Auction 110) for $580 million. UScellular paid $20 million of this amount in 2021 and the remainder in January and February 2022. The advance payment was included in Other assets and deferred charges in the December 31, 2021 Consolidated Balance Sheet. The wireless spectrum licenses from Auction 110 were granted by the FCC on May 4, 2022.

Note 8 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in entities in which UScellular holds a noncontrolling interest. UScellular's Investments in unconsolidated entities are accounted for using the equity method, measurement alternative method or net asset value practical expedient method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2022		2021
(Dollars in millions)			
Equity method investments:			
Capital contributions, loans, advances and adjustments	$ 104	$	104
Cumulative share of income	2,570		2,417
Cumulative share of distributions	(2,235)		(2,090)
Total equity method investments	439		431
Measurement alternative method investments	4		8
Investments recorded using the net asset value practical expedient	9		—
Total investments in unconsolidated entities	$ 452	$	439

The following tables, which are based on unaudited information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of UScellular's equity method investments:

December 31,	2022		2021
(Dollars in millions)			
Assets			
Current	$ 1,071	$	1,223
Noncurrent	6,431		6,129
Total assets	$ 7,502	$	7,352
Liabilities and Equity			
Current liabilities	$ 764	$	707
Noncurrent liabilities	1,241		1,249
Partners' capital and shareholders' equity	5,497		5,396
Total liabilities and equity	$ 7,502	$	7,352

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Results of Operations			
Revenues	$ 7,275	$ 7,100	$ 6,677
Operating expenses	5,662	5,130	4,733
Operating income	1,613	1,970	1,944
Other income (expense), net	(16)	15	16
Net income	$ 1,597	$ 1,985	$ 1,960

Note 9 Property, Plant and Equipment

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2022 and 2021, were as follows:

December 31,	Useful Lives (Years)	2022	2021
(Dollars in millions)			
Land	N/A	$ 37	$ 37
Buildings	20	281	293
Leasehold and land improvements	1-30	1,504	1,442
Cell site equipment	7-25	4,247	4,150
Switching equipment	5-8	1,115	1,095
Office furniture and equipment	3-5	209	252
Other operating assets and equipment	3-5	47	47
System development	1-7	1,676	1,479
Work in process	N/A	218	261
Total property, plant and equipment, gross		9,334	9,056
Accumulated depreciation and amortization		(6,710)	(6,450)
Total property, plant and equipment, net		$ 2,624	$ 2,606

Depreciation and amortization expense totaled $682 million, $662 million and $669 million in 2022, 2021 and 2020, respectively. In 2022, 2021 and 2020, (Gain) loss on asset disposals, net included charges of $19 million, $23 million and $25 million, respectively, related to disposals of assets from service in the normal course of business.

Note 10 Leases

Lessee Agreements

UScellular's most significant leases are for land and tower spaces, network facilities, retail spaces, and offices. Nearly all of UScellular's leases are classified as operating leases, although it does have a small number of finance leases.

UScellular has agreements with both lease and nonlease components, which are accounted for separately. As part of the present value calculation for the lease liabilities, UScellular uses an incremental borrowing rate as the rates implicit in the leases are not readily determinable. The incremental borrowing rates used for lease accounting are based on UScellular's unsecured rates, adjusted to approximate the rates at which UScellular would be required to borrow on a collateralized basis over a term similar to the recognized lease term. UScellular applies the incremental borrowing rates to lease components using a portfolio approach based upon the length of the lease term. The cost of nonlease components in UScellular's lease portfolio (e.g., utilities and common area maintenance) are not typically predetermined at lease commencement and are expensed as incurred at their relative standalone price.

Variable lease expense occurs when, subsequent to the lease commencement, lease payments are made that were not originally included in the lease liability calculation. UScellular's variable lease payments are primarily a result of leases with escalations that are tied to an index. The incremental changes due to the index changes are recorded as variable lease expense and are not included in the right-of-use assets or lease liabilities.

The identified lease term determines the periods to which expense is allocated and is also utilized in the right-of-use asset and liability calculations. Many of UScellular's leases include renewal and early termination options. At lease commencement, the lease terms include options to extend the lease when UScellular is reasonably certain that it will exercise the options. The lease terms do not include early termination options unless UScellular is reasonably certain to exercise the options. UScellular has applied the portfolio approach in cases where asset classes have similar lease characteristics including tower space, retail, and certain ground lease asset classes.

The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31,	2022		2021		2020	
(Dollars in millions)						
Operating lease cost	$	188	$	181	$	171
Variable lease cost		11		10		10
Total	$	199	$	191	$	181

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31,	2022		2021		2020	
(Dollars in millions)						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	185	$	183	$	169
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	113	$	182	$	155

The table below shows a weighted-average analysis for lease terms and discount rates for operating leases:

December 31,	2022	2021
Weighted Average Remaining Lease Term	12 years	12 years
Weighted Average Discount Rate	3.9 %	3.8 %

The maturities of lease liabilities are as follows:

	Operating Leases	
(Dollars in millions)		
2023	$	166
2024		163
2025		138
2026		106
2027		84
Thereafter		654
Total lease payments[1]	$	1,311
Less: Imputed interest		335
Present value of lease liabilities	$	976

[1] Lease payments exclude $41 million of legally binding lease payments for leases signed but not yet commenced.

Lessor Agreements

UScellular's most significant lessor leases are for tower space. All of UScellular's lessor leases are classified as operating leases. A lease is generally present in a contract if the lessee controls the use of identified property, plant, or equipment for a period of time in exchange for consideration. UScellular's lessor agreements with lease and nonlease components are generally accounted for separately.

The identified lease term determines the periods to which revenue is allocated over the term of the lease. Many of UScellular's leases include renewal and early termination options. At lease commencement, lease terms include options to extend the lease when UScellular is reasonably certain that lessees will exercise the options. Lease terms would not include periods after the date of a termination option that lessees are reasonably certain to exercise.

Variable lease income occurs when, subsequent to the lease commencement, lease payments are received that were not originally included in the lease receivable calculation. UScellular's variable lease income is primarily a result of leases with escalations that are tied to an index. The incremental increases due to the index changes are recorded as variable lease income.

The following table shows the components of lease income which are included in Service revenues in the Consolidated Statement of Operations:

Year Ended December 31,	2022		2021		2020	
(Dollars in millions)						
Operating lease income	$	93	$	83	$	77

The maturities of expected lease payments to be received are as follows:

(Dollars in millions)	Operating Leases	
2023	$	81
2024		74
2025		56
2026		38
2027		20
Thereafter		27
Total future lease maturities	$	296

Note 11 Asset Retirement Obligations

UScellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land, towers, retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

In 2022 and 2021, UScellular performed a review of the assumptions and estimated future costs related to asset retirement obligations. The results of the review and other changes in asset retirement obligations during 2022 and 2021, were as follows:

(Dollars in millions)	2022		2021	
Balance at beginning of year	$	315	$	249
Additional liabilities accrued		4		9
Revisions in estimated cash outflows		11		42
Disposition of assets		(1)		(1)
Accretion expense		17		16
Balance at end of year	$	346	$	315

Note 12 Debt

Revolving Credit Agreement

At December 31, 2022, UScellular had a revolving credit agreement available for general corporate purposes. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in July 2026.

The following table summarizes the revolving credit agreement as of December 31, 2022:

(Dollars in millions)		
Maximum borrowing capacity	$	300
Letters of credit outstanding	$	—
Amount borrowed	$	—
Amount available for use	$	300

Borrowings under the revolving credit agreement bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 1.60%. UScellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by UScellular and approved by the lenders). UScellular's credit spread and commitment fees on its revolving credit agreement may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

During 2022, UScellular borrowed and repaid $75 million under its revolving credit agreement.

Term Loan Agreements

At December 31, 2022, UScellular had senior term loan credit agreements available for general corporate purposes.

The following table summarizes the term loan credit agreements as of December 31, 2022:

	Term Loan 1	Term Loan 2	Term Loan 3	Total
(Dollars in millions)				
Maximum borrowing capacity	$ 300	$ 300	$ 200	$ 800
Amount borrowed and outstanding	$ 300	$ 296	$ 200	$ 796
Amount borrowed and repaid	$ —	$ 4	$ —	$ 4
Amount available for use	$ —	$ —	$ —	$ —
Interest rate	SOFR plus 1.60%	SOFR plus 2.10%	SOFR plus 2.60%	
Maturity date	July 2026	July 2028	July 2031	
Quarterly installments	$2 million from March 2023 to December 2023; $4 million from March 2024 to December 2025; $8 million from March 2026 to maturity date	$0.75 million from December 2021 to maturity date	$0.5 million from December 2022 to September 2026; $1 million from December 2026 to maturity date	

In 2022, UScellular borrowed $500 million under the term loan agreements.

Export Credit Financing Agreement

In December 2021, UScellular entered into a $150 million term loan credit facility with Export Development Canada to finance (or refinance) imported equipment, including equipment purchased prior to entering the term loan credit facility agreement. Borrowings bear interest at a rate of SOFR plus 1.60% and are due and payable on the five-year anniversary of the first borrowing, which is in January 2027. During 2022, UScellular borrowed $150 million, which is the full amount available under the agreement.

Receivables Securitization Agreement

At December 31, 2022, UScellular, through its subsidiaries, had a $450 million receivables securitization agreement for securitized borrowings using its equipment installment receivables for general corporate purposes. Amounts under the receivables securitization agreement may be borrowed, repaid and reborrowed from time to time until maturity in March 2024. Unless the agreement is amended to extend the maturity date, repayments based on receivable collections commence in April 2024. The outstanding borrowings bear interest at floating rates. During 2022, UScellular repaid $250 million and borrowed $75 million under the agreement. As of December 31, 2022, the outstanding borrowings under the agreement were $275 million and the unused borrowing capacity under the agreement was $175 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement. As of December 31, 2022, the USCC Master Note Trust held $447 million of assets pledged as collateral for the receivables securitization agreement.

In connection with entering into the receivables securitization agreement in 2017, UScellular formed a wholly-owned subsidiary, USCC Master Note Trust (Trust), which qualifies as a bankruptcy remote entity. Under the terms of the agreement, UScellular, through its subsidiaries, transfers eligible equipment installment receivables to the Trust. The Trust then utilizes the transferred assets as collateral for notes payables issued to third party financial institutions. Since UScellular retains effective control of the transferred assets in the Trust, any activity associated with this receivables securitization agreement will be treated as a secured borrowing. Therefore, UScellular will continue to report equipment installment receivables and any related balances on the Consolidated Balance Sheet. Cash received from borrowings under the receivables securitization agreement will be reported as Debt. Refer to Note 14 — Variable Interest Entities for additional information.

In February 2023, UScellular borrowed $25 million under the receivables securitization agreement.

Repurchase Agreement

In January 2022, UScellular, through a subsidiary (the repo subsidiary), entered into a repurchase agreement to borrow up to $200 million, subject to the availability of eligible equipment installment plan receivables and the agreement of the lender. The transaction form involves the sale of receivables by the repo subsidiary and the commitment to repurchase at the end of the applicable repurchase term, which may extend up to one month. The transaction is accounted for as a one-month secured borrowing. The outstanding borrowings bear interest at a rate of SOFR plus 1.25%. Although the lender holds a security interest in the receivables, the repo subsidiary retains effective control and collection risk of the receivables, and therefore, any activity associated with the repurchase agreement will be treated as a secured borrowing. UScellular will continue to report equipment installment plan receivables and any related balances on the Consolidated Balance Sheet. During 2022, the repo subsidiary borrowed $110 million and repaid $50 million under the repurchase agreement. As of December 31, 2022, the outstanding borrowings under the agreement were $60 million and the unused borrowing capacity was $140 million. The outstanding borrowings are included in Other current liabilities in the December 31, 2022 Consolidated Balance Sheet. As of December 31, 2022 UScellular held $524 million of assets available for inclusion in the repurchase facility; these assets are distinct from the assets held by the USCC Master Note Trust for UScellular's receivables securitization agreement.

In January 2023, UScellular amended the repurchase agreement to extend the expiration date to January 2024. The outstanding borrowings will bear interest at a rate of the lender's cost of funds (which has historically tracked closely to SOFR) plus 1.35%. There were no significant changes to other terms of the repurchase agreement.

Financial Covenants and Other

The revolving credit agreement, term loan agreements, export credit financing agreement and receivables securitization agreement require UScellular to comply with certain affirmative and negative covenants, which include certain financial covenants. In particular, under these agreements, UScellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. UScellular also is required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 as of the end of any fiscal quarter. UScellular believes that it was in compliance as of December 31, 2022 with all such financial covenants.

In connection with the revolving credit agreement, term loan agreements and export credit financing agreement, TDS and UScellular entered into subordination agreements together with the administrative agents for the lenders under each agreement. Pursuant to these subordination agreements, (a) any consolidated funded indebtedness from UScellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from UScellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreements) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under each agreement. As of December 31, 2022, UScellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to each agreement pursuant to the subordination agreements.

Certain UScellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of UScellular under the revolving credit agreement, term loan agreements and export credit agreement. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future. UScellular entered into a performance guaranty whereby UScellular guarantees the performance of certain wholly-owned subsidiaries under the receivables securitization agreement and repurchase agreement.

Other Long-Term Debt

Long-term debt as of December 31, 2022 and 2021, was as follows:

	Issuance date	Maturity date	Call date (any time on or after)	December 31, 2022			December 31, 2021		
				Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)									
Unsecured Senior Notes									
6.70%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$ 544	$ 11	$ 533	$ 544	$ 12	$ 532
6.25%	Aug 2020	Sep 2069	Sep 2025	500	17	483	500	17	483
5.50%	Dec 2020	Mar 2070	Mar 2026	500	17	483	500	17	483
5.50%	May 2021	Jun 2070	Jun 2026	500	16	484	500	16	484
Term Loans				796	6	790	299	3	296
EIP Securitization				275	—	275	450	—	450
Export Credit Financing				150	1	149	—	—	—
Finance lease obligations				3	—	3	3	—	3
Total long-term debt				**$ 3,268**	**$ 68**	**$ 3,200**	$ 2,796	$ 65	$ 2,731
Long-term debt, current						**$ 13**			$ 3
Long-term debt, noncurrent						**$ 3,187**			$ 2,728

UScellular redeemed $917 million of outstanding Senior Notes in 2021. At time of redemption, $31 million of interest expense was recorded related to unamortized debt issuance costs for the notes. The notes were redeemed at a price of 100% of the principal amount, including accrued and unpaid interest to the redemption date.

UScellular may redeem its 6.25% Senior Notes, 5.5% March 2070 Senior Notes and 5.5% June 2070 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. UScellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the Senior Notes outstanding at December 31, 2022, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $13 million, $20 million, $20 million, $268 million and $158 million for the years 2023 through 2027, respectively. These amounts do not include payments on the $275 million of outstanding borrowings under the receivables securitization agreement. If the maturity date of the facility is not extended, principal repayments begin in April 2024. Principal repayments are not scheduled but are instead based on actual receivable collections.

The covenants associated with UScellular's long-term debt obligations, among other things, restrict UScellular's ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

UScellular's long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in UScellular's credit rating.

Note 13 Commitments and Contingencies

Indemnifications

UScellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require UScellular to perform under these indemnities are transaction specific; however, these agreements may require UScellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. UScellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, UScellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

UScellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If UScellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements. UScellular had no significant accruals with respect to legal proceedings and unasserted claims as of December 31, 2022 and 2021.

In April 2018, the United States Department of Justice (DOJ) notified UScellular and its parent, TDS, that it was conducting inquiries of UScellular and TDS under the federal False Claims Act relating to UScellular's participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. UScellular is/was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In November and December 2019, following the DOJ's investigation, the DOJ informed UScellular and TDS that it would not intervene in the above-referenced actions. Subsequently, the private party plaintiffs filed amended complaints in both actions in the U.S. District Court for the Western District of Oklahoma and are continuing the action on their own. In July 2020, these actions were transferred to the U.S. District Court for the District of Columbia. UScellular believes that its arrangements with the limited partnerships and the limited partnerships' participation in the FCC auctions complied with applicable law and FCC rules. At this time, UScellular cannot predict the outcome of any proceeding.

Note 14 Variable Interest Entities

Consolidated VIEs

UScellular consolidates VIEs in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary. UScellular reviews the criteria for a controlling financial interest at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the "Risk Factors" in UScellular's Form 10-K for the year ended December 31, 2022.

UScellular formed USCC EIP LLC (Seller/Sub-Servicer), USCC Receivables Funding LLC (Transferor) and the Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Under a Receivables Sale Agreement, UScellular wholly-owned, majority-owned and unconsolidated entities, collectively referred to as "affiliated entities", transfer device equipment installment plan contracts to the Seller/Sub-Servicer. The Seller/Sub-Servicer aggregates device equipment installment plan contracts, and performs servicing, collection and all other administrative activities related to accounting for the equipment installment plan contracts. The Seller/Sub-Servicer sells the eligible equipment installment plan receivables to the Transferor, a bankruptcy remote entity, which subsequently sells the receivables to the Trust. The Trust, which is bankruptcy remote and isolated from the creditors of UScellular, will be responsible for issuing asset-backed variable funding notes (Notes), which are collateralized by the equipment installment plan receivables owned by the Trust. Given that UScellular has the power to direct the activities of these SPEs, and that these SPEs lack sufficient equity to finance their activities, UScellular is deemed to have a controlling financial interest in the SPEs and, therefore, consolidates them. All transactions with third parties (e.g., issuance of the asset-backed variable funding notes) will be accounted for as a secured borrowing due to the pledging of equipment installment plan contracts as collateral, significant continuing involvement in the transferred assets, subordinated interests of the cash flows, and continued evidence of control of the receivables. Refer to Note 12 — Debt, Receivables Securitization Agreement for additional details regarding the securitization agreement for which these entities were established.

The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:

- Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, Inc., the general partner of Advantage Spectrum; and
- King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, Inc., the general partner of King Street Wireless.

These particular VIEs are collectively referred to as designated entities. The power to direct the activities that most significantly impact the economic performance of these VIEs is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships. The general partner of each partnership needs the consent of the limited partner, an indirect UScellular subsidiary, to sell or lease certain wireless spectrum licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of these VIEs is shared, UScellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that UScellular is the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs are consolidated.

UScellular also consolidates other VIEs that are limited partnerships that provide wireless service. A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner. For certain limited partnerships, UScellular is the general partner and manages the operations. In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner. Therefore, these limited partnerships also are recognized as VIEs and are consolidated under the variable interest model.

The following table presents the classification and balances of the consolidated VIEs' assets and liabilities in UScellular's Consolidated Balance Sheet.

December 31,	2022	2021
(Dollars in millions)		
Assets		
Cash and cash equivalents	$ 29	$ 22
Accounts receivable	701	693
Inventory, net	4	2
Other current assets	36	44
Licenses	640	639
Property, plant and equipment, net	135	124
Operating lease right-of-use assets	45	47
Other assets and deferred charges	481	383
Total assets	$ 2,071	$ 1,954
Liabilities		
Current liabilities	$ 95	$ 30
Long-term operating lease liabilities	40	41
Other deferred liabilities and credits	31	25
Total liabilities[1]	$ 166	$ 96

[1]   Total liabilities does not include amounts borrowed under the receivables securitization agreement. See Note 12 — Debt for additional information.

Unconsolidated VIEs

UScellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities and, therefore, does not consolidate them under the variable interest model.

UScellular's total investment in these unconsolidated entities was $4 million at both December 31, 2022 and 2021, and is included in Investments in unconsolidated entities in UScellular's Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by UScellular in those entities.

Other Related Matters

UScellular made contributions, loans or advances to its VIEs totaling $282 million, $36 million and $111 million during 2022, 2021 and 2020, respectively; of which $249 million in 2022 and $83 million in 2020 are related to USCC EIP LLC as discussed above. UScellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for operations or the development of wireless spectrum licenses granted in various auctions. UScellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit or receivables securitization agreements and/or other long-term debt. There is no assurance that UScellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreement of Advantage Spectrum also provides the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of UScellular, to purchase its interest in the limited partnership. In June 2022, the limited partnership agreement was amended and the general partner's put option related to its interest in Advantage Spectrum will now be exercisable in the third quarter of 2023, and if not exercised at that time, will be exercisable in the third quarter of 2024. The greater of the carrying value of the general partner's investment or the value of the put option, net of any borrowings due to UScellular is recorded as Noncontrolling interests with redemption features in UScellular's Consolidated Balance Sheet. Also in accordance with GAAP, minority share of income or changes in the redemption value of the put option, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in UScellular's Consolidated Statement of Operations.

Note 15 Noncontrolling Interests

UScellular's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and UScellular in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2022, net of estimated liquidation costs, is $30 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2022, was $14 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders' share, nor UScellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

Note 16 Common Shareholders' Equity

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2022, a majority of UScellular's outstanding Common Shares and all of UScellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In November 2009, UScellular announced by Form 8-K that the Board of Directors of UScellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the UScellular Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. As of December 31, 2022, the total cumulative amount of Common Shares authorized to be purchased is 1,927,000. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Tax-Deferred Savings Plan

At December 31, 2022, UScellular has reserved 994,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a UScellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Note 17 Stock-Based Compensation

UScellular has established the following stock-based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the UScellular Long-Term Incentive Plans, UScellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2022, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, UScellular may grant Common Shares to members of the Board of Directors who are not employees of UScellular or TDS.

At December 31, 2022, UScellular had reserved 18,037,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 62,000 Common Shares for issuance under the Non-Employee Director compensation plan.

UScellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Restricted Stock Units

Restricted stock unit awards granted to key employees generally vest after three years. The restricted stock unit awards currently outstanding were granted in 2020, 2021 and 2022 and will vest in 2023, 2024 and 2025, respectively.

UScellular estimates the fair value of restricted stock units based on the closing market price of UScellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of UScellular nonvested restricted stock units and changes during 2022 is presented in the table below:

Common Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2021	1,601,000	$	35.57
Granted	881,000	$	30.35
Vested	(321,000)	$	45.70
Forfeited	(161,000)	$	33.10
Nonvested at December 31, 2022	2,000,000	$	31.84

The total fair value of restricted stock units that vested during 2022, 2021 and 2020 was $9 million, $22 million and $20 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2022, 2021 and 2020 was $30.35, $36.68 and $29.18, respectively.

Long-Term Incentive Plans – Performance Share Units

Beginning in 2017, UScellular granted performance share units to key employees. The performance share units generally vest after three years. Beginning with the 2021 grants, each recipient may be entitled to shares of UScellular common stock equal to 0% to 200% of a communicated target award depending on the achievement of a predetermined performance based operating target over the performance period, which is generally a three-year period beginning on January 1 in the year of grant to December 31 of the third year. The performance-based operating target for the 2021 and 2022 grants is Return on Capital.

Prior to the 2021 grants, each recipient was entitled to shares of UScellular common stock equal to 50% to 200% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which was generally a one-year period beginning on January 1 in the year of grant to December 31 in the year of grant. The remaining time through the end of the vesting period is considered the "time-based period". Performance-based operating targets for grants made in 2020 included Consolidated Total Service Revenues, Consolidated Operating Cash Flow, Consolidated Capital Expenditures and Postpaid Handset Voluntary Defections; and for grants made prior to 2020 included Simple Free Cash Flow, Consolidated Total Operating Revenues and Postpaid Handset Voluntary Defections. Grants made prior to 2021 are subject to vesting during the time-based period and their performance share unit award agreements provide that in no event shall the awards be less than 50% of the target opportunity as of their grant dates. The performance share units currently outstanding were granted in 2020, 2021 and 2022 and will vest in 2023, 2024 and 2025, respectively.

Additionally, UScellular granted performance share units during 2020 to a newly appointed President and Chief Executive Officer. The recipient may be entitled to shares of UScellular common stock equal to 100% of the communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is any two calendar-year period commencing no earlier than January 1, 2021 and ending no later than December 31, 2026. Performance-based operating targets include Average Total Revenue Growth and Average Annual Return on Capital. If one, or both, of the performance targets are not satisfied, the award will be forfeited.

UScellular estimates the fair value of performance share units using UScellular's closing stock price on the date of grant. An estimate of the number of performance share units expected to vest based upon achieving the performance-based operating targets is made and the aggregate fair value is expensed on a straight-line basis over the requisite service period. Each reporting period, during the performance period, the estimate of the number of performance share units expected to vest is reviewed and stock compensation expense is adjusted as appropriate to reflect the revised estimate of the aggregate fair value of the performance share units expected to vest.

A summary of UScellular's nonvested performance share units and changes during 2022 is presented in the table below:

Common Performance Share Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2021	1,049,000	$ 35.17
Granted	487,000	$ 31.35
Vested	(183,000)	$ 44.44
Forfeited	(105,000)	$ 32.99
Nonvested at December 31, 2022	1,248,000	$ 32.51

The total fair value of performance share units that vested during 2022, 2021 and 2020 was $6 million, $22 million and $11 million, respectively. The weighted average grant date fair value per share of the performance share units granted in 2022, 2021 and 2020 was $31.35, $37.67 and $29.71, respectively.

Long-Term Incentive Plans – Stock Options

UScellular's last stock option grant occurred in 2016.

Stock options outstanding, and the related weighted average exercise price, at December 31, 2022 and 2021 were 348,000 units at $42.41 and 378,000 units at $42.18, respectively. All stock options are exercisable and expire between 2023 and 2026.

The aggregate intrinsic value of UScellular stock options exercised in 2021 was less than $1 million. No stock options were exercised in 2022 or 2020.

Long-Term Incentive Plans – Deferred Compensation Stock Units

Certain UScellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in UScellular Common Share stock units. Beginning with the 2021 performance year, the amount of UScellular's matching contribution is a 33% match for the amount of their total annual bonus that is deferred into the program. Prior to the 2021 performance year, the amount of UScellular's matching contribution was a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceeded 50% of their total annual bonus. Matching contributions are also deemed to be invested in UScellular Common Share stock units and vest over three years.

Compensation of Non-Employee Directors

UScellular issued 22,000, 20,000 and 19,000 Common Shares in 2022, 2021 and 2020, respectively, under its Non-Employee Director compensation plan.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2022, 2021 and 2020:

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Restricted stock unit awards	18	16	21
Performance share unit awards	5	10	10
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation expense, before income taxes	24	27	32
Income tax benefit	(6)	(7)	(8)
Total stock-based compensation expense, net of income taxes	$ 18	$ 20	$ 24

The following table provides a summary of the classification of stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2022	2021	2020
(Dollars in millions)			
Selling, general and administrative expense	$ 20	$ 23	$ 28
System operations expense	4	4	4
Total stock-based compensation expense	$ 24	$ 27	$ 32

At December 31, 2022, unrecognized compensation cost for all UScellular stock-based compensation awards was $36 million and is expected to be recognized over a weighted average period of 1.9 years.

UScellular's tax benefits realized from the exercise of stock options and the vesting of other awards totaled $4 million in 2022.

Note 18 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Interest paid	$ 154	$ 143	$ 105
Income taxes paid, net of (refunds received)	(116)	6	(38)

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, UScellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. UScellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2022	2021	2020
(Dollars in millions)			
Common Shares withheld	154,000	438,000	376,000
Aggregate value of Common Shares withheld	$ 5	$ 16	$ 11
Cash disbursements for payment of taxes	$ (5)	$ (16)	$ (11)

Software License Agreements

Certain software licenses are recorded as acquisitions of property, plant and equipment and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition, and are treated as non-cash activity in the Consolidated Statement of Cash Flows. Such acquisitions of software licenses that are not reflected as Cash paid for additions to property, plant and equipment were $130 million, $21 million and $19 million for the years ended 2022, 2021 and 2020, respectively. At December 31, 2022, liabilities of $64 million and $76 million related to software license agreements were recorded to Other current liabilities and Other deferred liabilities and credits, respectively, and at December 31, 2021, liabilities of $17 million and $13 million related to software license agreements were recorded to Other current liabilities and Other deferred liabilities and credits, respectively.

Note 19 Certain Relationships and Related Transactions

Sidley Austin LLP is the principal law firm of UScellular and its subsidiaries: Walter C.D. Carlson, a director of UScellular, a director and non-executive Chair of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS is Senior Counsel at Sidley Austin LLP; and John P. Kelsh, the General Counsel and/or an Assistant Secretary of TDS and UScellular and certain other subsidiaries of TDS is a partner at Sidley Austin LLP. Walter C.D. Carlson does not provide legal services to TDS, UScellular or their subsidiaries. UScellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $5 million, $7 million and $9 million in 2022, 2021 and 2020, respectively.

UScellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in UScellular's Systems operations and Selling, general and administrative expenses. Some of these agreements were established at a time prior to UScellular's initial public offering when TDS owned more than 90% of UScellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to UScellular are based on expenses specifically identified to UScellular and on allocations of common expenses. Such allocations are based on the relationship of UScellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to UScellular are reflected in its financial statements. Billings to UScellular from TDS totaled $96 million, $89 million and $81 million in 2022, 2021 and 2020, respectively.

The Audit Committee of the Board of Directors of UScellular is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

Reports of Management

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. UScellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). UScellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of UScellular's management, including its principal executive officer and principal financial officer, UScellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022, based on the criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that UScellular maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the COSO.

The effectiveness of UScellular's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation and its subsidiaries ("the Company" or "UScellular") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Retail Service and Equipment Sales Revenue

As described in Note 2 to the consolidated financial statements, the Company generates revenues from retail services through the sale of wireless services including voice, messaging, and data services, as well as revenues from equipment sales through the sale of wireless devices and accessories. The Company recognizes wireless service revenue as the wireless service is provided to the customer. Wireless services are generally billed and paid in advance on a monthly basis. The Company offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones, and routers for use by its customers. The Company also sells wireless devices to agents and other third-party distributors for resale. The Company also offers customers the option to purchase certain devices and accessories under installment contracts over a specified time period. The Company recognizes revenue in equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery. The Company's retail service and equipment sales revenue was $2,793 million and $1,044 million, respectively, for the year ended December 31, 2022.

The principal consideration for our determination that performing procedures relating to revenue recognition - retail service and equipment sales revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the retail service and equipment sales revenue recognition processes. These procedures also included, among others, (i) testing whether the criteria for recognition of retail service and equipment sales revenue had been met by obtaining and inspecting invoices, shipping documents, where applicable, and cash receipts from customers for a sample of revenue transactions, (ii) testing discounts and rebates for a sample of transactions, (iii) evaluating the allocation of the transaction price to the performance obligations, where applicable, (iv) recalculating the appropriateness of the retail service and equipment sales revenue recognized based on the terms of each arrangement for a sample of transactions, and (v) confirming a sample of outstanding customer invoice balances as of December 31, 2022, and obtaining and inspecting source documents, such as invoices, sales contracts, shipping documents, and subsequent cash receipts, for confirmations not returned.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 16, 2023

We have served as the Company's auditor since 2002.

United States Cellular Corporation
Shareholder Information

Common Stock Information

UScellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM." As of January 31, 2023, the last trading day of the month, UScellular's Common Shares were held by 232 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

UScellular has not paid any cash dividends in recent periods and currently intends to retain all earnings for use in UScellular's business.

Stock Performance Graph

The following chart provides a comparison of UScellular's cumulative total return to shareholders during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022

Note: Cumulative total return assumes reinvestment of dividends.

	2017	2018	2019	2020	2021	2022
UScellular Common Shares (NYSE: USM)	$ 100	$ 138.11	$ 96.28	$ 81.56	$ 83.76	$ 55.40
S&P 500 Index	100	95.62	125.72	148.85	191.58	156.88
Dow Jones U.S. Telecommunications Index	100	93.27	119.28	112.22	102.50	96.60

The comparison above assumes $100.00 invested at the close of trading on the last trading day of 2017, in UScellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

UScellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Investor Relations department. Investors may also access these and other reports through the Investor Relations portion of the UScellular website (www.uscellular.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Julie Mathews, IRC, Director — Investor Relations
julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Colleen Thompson, Vice President — Corporate Relations
colleen.thompson@tdsinc.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2023 for the 2023 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
150 Royall St., Suite 101
Canton, MA 02021
312.360.5326

Independent registered public accounting firm

PricewaterhouseCoopers LLP

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United States Cellular Corporation
8410 West Bryn Mawr Avenue
Chicago, IL 60631
Phone: 773-399-8900
uscellular.com

ONE TEAM



We are grateful to our associates for their dedication to our customers and communities. UScellular's performance is a direct result of their hard and thoughtful work.



